Edible Garden AG Incorporated

2024 Annual Report

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934

Commission File Number:001-41371

EDIBLE GARDEN AG INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	85-0558704
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

283 County Road 519

Belvidere, NJ 07823

(Address of principal executive offices) (Zip Code)

(908) 750-3953

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	EDBL	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	EDBLW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer,  a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold on June 30, 2024 (the last business day of the registrant’s most recently completed second fiscal quarter), was approximately $4.1 million.

As of March 14, 2025, the registrant had 1,436,734 shares of Common Stock, $0.0001 par value per share, outstanding.

EDIBLE GARDEN AG INCORPORATED

ANNUAL REPORT ON FORM 10-K

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When we use the terms “Edible Garden,” the “Company,” “we,” “us,” or “our,” we are referring to Edible Garden AG Incorporated and its subsidiaries, unless the context otherwise requires.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “anticipate,” “assume,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “projections,” “should,” “strategy,” “strive,” “will,” “would,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including:

•	our history of losses and our ability to continue as a going concern;
•	our ability to obtain additional financing to fund our operations;
•	our ability to maintain the listing of our common stock on the Nasdaq Stock Market LLC (“Nasdaq”) and our ability to comply with Nasdaq's listing standards;
•	the departure of members of our management team;
•	our market opportunity;
•	our ability to effectively manage our growth;
•	our ability to complete and integrate business acquisitions;
•	the effects of increased competition as well as innovations by new and existing competitors in our market;
•	our ability to retain our existing customers and to increase our customer base;
•	the future growth of the indoor agriculture industry and demands of our customers;
•	our ability to maintain, or strengthen awareness of, our brand;
•	our ability to expand the product lines we offer;
•	our ability to maintain, protect, and enhance our intellectual property;
•	our ability to pay our debts as they come due;
•	future revenue, hiring plans, expenses and capital expenditures;
•	our ability to comply with new or modified laws and regulations that currently apply or become applicable to our business;
•	our ability to recruit and retain key employees and management personnel;
•	our financial performance and capital requirements; and
•	the potential lack of liquidity and trading of our securities.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this report. We have based these forward-looking statements largely on our current expectations about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report to conform these statements to actual results or to changes in our expectations.

You should read this report and the documents that we reference and have filed with the Securities and Exchange Commission (“SEC”) as exhibits to our report with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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PART I

Item 1. Business

Overview

Edible Garden is a controlled environment agriculture (“CEA”) farming company. We use traditional agricultural growing techniques together with technology to grow fresh, organic food, sustainably and safely while improving traceability. We use the controlled environment of traditional greenhouse structures, such as glass greenhouses, together with hydroponic and vertical greenhouses to sustainably grow organic herbs. In our hydroponic greenhouse, we grow plants without soil. Instead of planting one row of plants in the ground, by using a vertical growing system, we can grow many towers of plants in the same area by planting up instead of planting across. Growing these products sustainably means that we avoid depleting natural resources in order to maintain an ecological balance, such as by renewing, reusing and recycling materials in order to lower the overall one-time use of materials.

Our controlled greenhouse facilities allow us to grow consistent quality herbs year-round, first by eliminating some of the variability of outdoor farming with our CEA techniques, and second by leveraging our proprietary software, GreenThumb. In addition to using hydroponic and vertical greenhouse systems, we use a “closed loop” system in our greenhouses. Generally, in a “closed loop” system, drain water is recollected and reused for irrigation. In our closed loop system, we also cycle water back into the system that has been collected through reverse osmosis. When compared to conventional agriculture, our closed looped systems and hydroponic methods use less land, less energy and less water (than legacy farms), thus conserving some of the planet’s limited natural resources. Our advanced systems are also designed to help mitigate contamination from harmful pathogens, including salmonella, e-coli and others.

We have also developed patented software called GreenThumb that assists in tracking plants through our supply chain. Utilizing our GreenThumb software to track the status of our plants as they grow and move throughout the greenhouse allows us to add a layer of quality control due to the frequent monitoring of the growing process, leading to improved traceability. In this context, traceability means being able to track a plant through all stages of production and distribution. In addition to improving traceability, GreenThumb helps us better manage the day-to-day operations of our business. GreenThumb is a web-based greenhouse management and demand planning system. We also use our GreenThumb software to help monitor the quality of our products, and we have dedicated quality assurance and quality control personnel that check and monitor our products. We have customer service personnel that answer any questions the consumers of our products may have, and we regularly ask for feedback from our customers on the quality of our products. The combination of the GreenThumb software, quality assurance and control processes (including compliance with food safety standards), and feedback from consumers and purchasers holds us accountable for maintaining the quality of our products.

We focus our efforts on producing our herbs and vegetables in a sustainable manner that will reduce consumption of natural resources, by recycling water in our closed loop system and using LED lights instead of conventional lightbulbs to accelerate crop growth and yield, when necessary. In addition, the inventory management component of GreenThumb allows us to manage inventory levels, order quantities and fill rates while maximizing truck loads. This means that we are better able to control shipping our products in full truck loads and retailer backhaul programs, thus eliminating multiple deliveries and decreasing the excess emission of greenhouse gases that would result from many partially full trucks delivering our products. Together, these elements of our production and distribution process are intended to reduce our carbon footprint, or the total amount of greenhouse gases that are generated by our actions, as compared to a legacy farm business.

We believe our focus on our brand “Edible Garden” is a significant differentiator. The brand not only lends itself to our current portfolio of products but allows us to develop other products in the “Consumer Brands” category. Our focus on sustainability, traceability, and social contribution, which we define as an ongoing effort to improve employee relations, working conditions, and local communities, presents our value proposition to our customers and supermarket partners and distributors. We have recently leveraged our brand recognition to offer more consumer products that are in many cases co-manufactured, such as protein powder, sports nutrition, sauces, fermented products, pickles, and flavor enhancers.

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We believe that the power of our brand together with the quality, innovative packaging, patented displays and traceability of our products allow all of our customers to associate Edible Garden with locally grown and sustainably sourced packaged herbs and vegetables. Our tag line “Simply Local, Simply Fresh” is intended to describe our business plan: growing herbs in local farms in the regional communities where our customers sell our products so that the products stay fresher for longer. We believe this strategy allows us to drive local grass roots brand awareness while we grow our business to support our plan to become a national brand.

 As of December 31, 2024, we offer more than 106 stock keeping units (“SKUs”) and expect to further cross sell products across our supermarket partners to meet their demand. These products include: cut herbs; hydroponic basil; vitamin and protein powder products; sports nutrition; fermented hot sauces; chili oil products; pickles; and squeezable herbs.

We believe that Edible Garden’s facilities comply with food safety and handling standards. We have food safety certifications from Primus GFS (“Primus”), a Global Food Safety Initiative (“GFSI”) certification program, the United States Department of Agriculture (“USDA”) for organic products, and some of our products are verified as non-genetically modified (“non-GMO”) by the non-GMO Project. We are licensed under Perishable Agricultural Commodities Act (“PACA”) to operate our business. We voluntarily comply with the Hazard Analysis Critical Control Point (“HACCP”) principles established by the U.S. Food and Drug Administration (“FDA”).

Primus annually audits our growing process and entire food safety management system to ensure that our process and products meet the standards established by the GFSI. We value this certification because our customers require purchasing products from producers who are GFSI certified. When we undergo the GFSI audit, Primus audits the following:

•	standard operating procedures and their documentation;
•	food safety testing (biological hazards) by an ISO 17025 accredited lab;
•	water testing by an ISO 17025 accredited lab;
•	quality control processes;
•	personnel health, hygiene and safety;
•	sanitation programs;

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•	mock recalls/products on-hold process;
•	internal auditing system for organic, GFSI, non-GMO and HACCP certifications and verifications;
•	records retention;
•	food defense/food fraud;
•	supplier approval program;
•	pest management program; and
•	visual inspection of growing and packing processes.

To maintain our USDA Organic certification, we must submit:

•	our farm and handling plans annually;
•	to an annual inspection and audit of our greenhouse and how we handle aspects of our business;
•	to review of our organic documentation and records retention;
•	to review and testing of our water usage and irrigation systems, harvest and post-harvest processing; and supplier monitoring and control.

In addition, we must:

•	use Organic Materials Review Institute (“OMRI”)-approved inputs, such as fertilizer, pesticides, disease management and media;
•	use organic in-house seedling production;
•	use organic pest management practices;
•	use organic crop management techniques;
•	perform nutritional deficiencies testing;
•	perform microbiological water testing;
•	conserve natural resources and promote biodiversity; and
•	maintain organic integrity (prevent conventional crops from contaminating organic crops).

Some of our products are verified as non-GMO by the non-GMO Project. To have a product verified by the non-GMO Project, we submit to an annual review process of the relevant products. We must source seeds and cuts from reputable and safe suppliers, not use bio-engineered products or ingredients during the growing process and not include bio-engineered ingredients or products in the final goods sold to customers.

To maintain our PACA license, we submit to an annual review of our business, including our history and principles, to ensure we are meeting our contractual obligations under the law. This includes abiding by fair trading practices, meeting our contractual agreements and specifications, promptly paying all contracts, and maintaining trust assets.

The HACCP principles require that we submit to USDA audits annually. We must also identify the various chemical, physical, and biological hazards that exist in crop production and manage and control those hazards so that they do not contaminate our products or packaging. We must also implement and document critical control points and implement and document corrective actions taken when those critical control points do not adequately control a hazard.

We have a history of operating losses since inception and expect to incur additional near-term losses. As discussed further in “Management’s Discussion and Analysis - Liquidity and Capital Resources,” our auditors have issued an opinion that there is a substantial doubt about our ability to continue as a going concern.

We believe that the power of our brand together with the quality, innovative packaging and traceability of our products allow all of our customers to associate Edible Garden with locally grown and sustainably sourced packaged herbs and vegetables. Our tag line “Simply Local, Simply Fresh” is intended to describe our business plan: growing herbs in local farms in the regional communities where our customers sell our products so that the products stay fresher for longer. We believe this strategy allows us to drive local grass roots brand awareness while we grow our business to support our plan to become a national brand.

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Acquisitions

Our strategy for growth includes acquisitions. Our acquisition strategy includes expanding our greenhouse capacity in order to reduce our dependence on contract growers which we believe will benefit our earnings power.  Greenhouse expansion also supports our effort to grow local which reduces transportation costs. We also expect to make acquisitions that expand our consumer product offerings that leverage our channels to market.

On August 30, 2022, through our wholly owned subsidiary, 2900 Madison Ave Holdings, LLC (the “Michigan Subsidiary”), we acquired a five-acre greenhouse facility in Grand Rapids, Michigan for $2,886,000. The greenhouse facility is operating as Edible Garden Heartland. During the year ended December 31, 2023, Edible Garden Heartland fully transitioned to growing our herbs and lettuce products, adding approximately five acres of directly controlled growing capacity to our operations. Additionally, in September 2023 we began shipping fall ornamental products grown in our Edible Garden Heartland facility. In 2024, we transitioned the Heartland facility to focus primarily on our herb business, exiting lower margin lettuce and floral product lines.  As a result, we experienced a positive contribution to our gross margin. We believe Edible Garden Heartland will continue to contribute to higher  gross margin over time. We expect lower cost of sales by growing, picking and shipping our products instead of working with a contract grower to grow those products. In addition to serving customers in the Midwest, the facility houses a research and development center focused on improving existing products, developing new products, innovations in plant-based protein and nutraceuticals, and applying advanced agricultural technologies.   For example, at Edible Garden Heartland, we are developing a proprietary propagation system to improve our growing efficiency. We expect to gain further efficiencies by bringing additional warehouse capabilities online at Edible Garden Heartland allowing us to cross-dock and sell other types of products to those customers we serve out of this location.

In November 2022, we acquired the assets of Pulp, including its line of sustainable gourmet sauces and chili-based products. Pulp’s product lines are certified organic, all-natural, Non-GMO and preservative free. The products include Hungarian wax hot sauce, poblano serrano jalapeno hot sauce, Fresno chili hot sauce, Habanero carrot hot sauce, salsa macha, chili crisp, and chili oil. In addition to selling these products through traditional retail channels, we sell some of these products directly to consumers in the United States through an e-commerce platform.

Products

We currently offer more than 106 stock keeping units (“SKUs”) and expect to further cross sell products across our supermarket partners to meet their demand. These products include:

•	35 types of individually potted, live herbs;
•	48 types of cut single-herb clamshells;
•	2 wheatgrass;
•	2 hydro basil;
•	12 vitamin and protein powder products sold under the Vitamin Whey and Kick.Sports Nutrition lines;
•	4 fermented hot sauces under our Pulp line; and
•	3 chili oil products under our Pulp line.

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The packaging we use for our produce leverages the latest technology to reduce plastics, extend the shelf life of our products, and reduce retail shrink - all leading to a reduced carbon footprint by reducing waste. The packaging we use for our produce features bio-based (sugar cane) sleeves. Using this material, we are able to reduce our use of plastic in our business. Generally, retail shrink is a loss of inventory. For our supermarket customers, one source of this shrinkage is spoiled products, such as herbs that have been in packaging for so long that they become poor quality. We use herb bags that have micro-perforations that allow ethylene gas to escape from the product packaging. Ethylene gas accelerates spoilage of herbs and by allowing this gas to escape, we are able to extend the shelf life of the product while reducing the likelihood that our customers will experience retail shrink because they have to throw our products in the garbage. Using this technology, cilantro, for example, remains in good quality after 11 days, while it would be in poor quality after seven days in other packaging, according to the developer1 of this bag material. The CO2 laser perforation creates well-defined holes which allow for a controllable and consistent environment in the bag, while other typical bagged herbs are perforated with a cold needle, which produce inconsistent holes and, therefore, an uncontrollable atmosphere. Less product spoilage means less waste, and less shrinkage means that we will not have to produce as many herbs to achieve the same level of retail sales. Altogether, we should be able to produce less carbon and minimize the size of our carbon footprint by using these packaging innovations.

More recently we have expanded our product line to include nutraceuticals and other food products as well as vitamins, plant and whey proteins, and other products utilizing next-generation plant ingredients grown and sourced using sustainable methods. Our protein powder is sold under the Vitamin Way brand and is available in chocolate, vanilla, strawberry, and cookies n’ crème flavors, while our Vitamin Way collagen powder is available in chocolate and vanilla. Our Vitamin Way Shake product is organic & vegan plant-based, dairy-free and contains 20g of non-GMO, gluten-free, organic pea, brown rice & pumpkin proteins.

Customers

Our products are currently sold at over 5,000 supermarket stores and food distributors across the Northeast, Midwest and Mid-Atlantic regions of the country. Some of the supermarkets that sell our products include Walmart, Target, Meijer, Hannaford, Ahold/Delhaize, Whole Foods, PriceSmart, Wakefern Food Corporation/ShopRite, King Kullen, D’Agostino’s, and H-Mart. We also serve a large number of food distributors. This market segment allows us greater penetration with smaller local and regional supermarkets and the food services business.

In February 2024, we entered into agreements with Meijer to supply and sell products to Meijer until December 2026 (the “Supply Agreements”). Under the Supply Agreements, we will sell (i) fresh cut herbs, including basil, bay leaves, chives, cilantro, dill, mint, oregano, rosemary, sage, thyme; (ii) hydroponic basil; and (iii) potted herbs, including basil, chives, cilantro, mint, oregano, parsley, rosemary, sage, thyme, wheatgrass; in quantities and delivery schedule requested by Meijer at prices per unit set in advance. Under the Supply Agreements, we and Meijer will renegotiate the prices for each unit annually, provided that the price per unit will not increase or decrease at a rate greater than the change in the relevant Consumer Price Index in that year. Once set, the pricing terms will remain fixed for the remainder of the year. Any price increases will take effect after sixty days and any price decrease will be effective immediately. If we and Meijer are unable to mutually agree on price increases, we will have the power to terminate the Supply Agreements immediately. Under the Supply Agreements, we agreed to fund the installation of fixtures in each of Meijer’s stores to display potted herbs in an aggregate amount estimated to be approximately $800,000. These payments will be made as a weekly deduction from our receivables from Meijer. The Supply Agreements will expire on December 31, 2026. The Supply Agreements may be renewed for an additional two-year term upon the mutual agreement but may be terminated by Meijer without cause upon sixty days’ prior notice.

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1 “Shelf Life Studies: Herbs,” Windham Packaging, LLC.

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Other than the Supply Agreements, we sell products to our customers on a purchase order basis, with no spending or purchase commitments, in the ordinary course of business. We and our customers enter into purchase orders on a daily basis. Other than purchase orders relating to the Supply Agreements, no purchase order has exceeded 2.1% of our revenue for the particular quarter in which the products were delivered to the customer.

Since inception, a few of our customers constitute a majority of our total revenue. For example, during the year ended December 31, 2024, we earned approximately 82.0% of our revenue from four customers (44.0% of which was attributed to sales made to one customer), and at December 31, 2024 approximately 87.5% of our gross outstanding trade receivables were attributed to five customers (45.6% of which was due from one customer). While we value our strong relationship with these major customers, we face the risk of losing a significant source of revenue if our major customers do not continue to purchase our products. If that were to occur and we were unable to replace the revenue by selling our products to additional customers, our ability to earn revenue would be significantly negatively impacted. Part of our growth strategy is to reduce this customer concentration by expanding our production capacity, which would allow us to sell our products to more supermarket partners.

Production and Properties

We utilize prime greenhouse locations in the Northeast, Midwest and Mid-Atlantic regions of the country, allowing us to provide local fresh and organic products to these local communities. Our locally grown and delivered products using a network of sustainable greenhouse farms provide local communities, retailers and consumers with the quality they demand with the food safety they expect. The communities, retailers and consumers benefit from this as this allows us to get our products to market in the shortest time without compromising the plant’s quality and nutritional value. The growing locations are chosen to be near key trucking lanes within hours of major cities to cut down on “food miles” and fuel costs. We believe our strategy enhances our products’ appeal to major consumer constituencies that desire products grown and delivered locally.

Potential Growing Capacity

Consistent year round growing that adheres to our stringent sustainability protocols occurs in greenhouse locations in California, New Jersey, and Michigan. The combination of: (1) our 5-acre, 200,000 square ft., flagship greenhouse location in Belvidere, NJ (“Flagship Facility”); (2) our 5-acre, 200,000 square ft., Heartland Facility in Grand Rapids, Michigan (“Edible Garden Heartland”); and (3) over 480,000 square feet of available growing capacity in contracted greenhouse space from contract growers, enables us to use standardized methods and a suite of proprietary technology innovations to operate these hydroponic greenhouses and deliver consistent, fresh produce. Although we have access to this growing capacity at our contracted greenhouses, we do not use all of this capacity at any one time. We work with the contract growers to have products grown in locations that are near our customers, and because of changes in customer demand or the ability of the contract grower to meet the terms of our purchase orders, the locations where our products are grown change over time. We believe we have sufficient potential growing capacity with contract growers, at Edible Garden Heartland and at our Flagship Facility to supply products to our existing customers.

Since January 1, 2024, we have grown or purchased products grown in the following locations and with the following potential growing capacity:

Location	Growing capacity	Operated by
Flagship Facility (Belvidere, New Jersey)	5 acres	Edible Garden
Edible Garden Heartland (Grand Rapids, Michigan)	5 acres	Edible Garden
Grand Rapids, Michigan	6 acres	Contract grower
Ojai, California	10+ acres	Contract grower

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Order Process

If necessary, we rely on long-term relationships with contract growers to grow our herbs and produce but have no formal long-term contracts with these growers. We classify our relationships with growers as “long term” because of the length of the personal working relationship between members of our management team and the growers. In some cases, these relationships began more than five years ago. While the personal relationships are long term, we typically do not have formal written contracts with these growers. Instead, we and the growers use purchase orders to transact business. Our growing relationships require our produce to be grown in strict accordance with our proprietary growing process and to our specifications, but otherwise leaves control over the growing process to the contract growers.

We use our GreenThumb software to analyze year-over-year and trending sales data to develop customer-specific and aggregate product-specific forecasts. Each week, we provide our contract growers an estimated forecast that the grower can use to determine the quantity of herbs or produce it will sow. We use the same forecasts to determine what products to grow in the facility in Belvidere, New Jersey and the Heartland Facility. The quantity of products sown will later be used to fill a purchase order. The forecast precedes any purchase order from us or the customer because the products take time to grow and customers in the industry adjust their orders frequently to attempt to meet demand without taking on excess perishable inventory.

We typically receive purchase orders from our customers one to two weeks prior to harvest of the products. If we are using a contract grower, we then submit a purchase order to the grower to fulfill the order and choose the grower based on the proximity of the contract grower to the specific customer and the grower’s ability to fulfill the order. The contract grower is not obligated to accept any orders, or any certain minimum order, that we submit to the grower. The contract grower bears the inventory risk and risk of loss during the growing process. We take title of the produce after inspection has been made in accordance with the specifications agreed to by both parties. However, the contract grower is responsible for any customer rejections of products upon final delivery, and we do not pay the contract grower for products that are rejected by our customers. We pay the contract growers based on the number of products grown and accepted by the customer, and we are not otherwise financially obligated to the contract grower. Although it is not our practice to do so, we can terminate the purchase orders we submit to contract growers at any time and for any reason.

If the contract grower has not grown enough of a specific product to fulfill a purchase order, we attempt to supplement the order with products from other growers, Edible Garden Heartland or the Flagship Facility to meet the customer’s order. We only pay the contract grower for the number of products we purchase from them. If we are unable to meet the customer’s order, the customer typically finds another source of the product, which may harm our reputation with the customer but does not result in us incurring costs for the order.

If the contract grower has grown more of a specific product than is needed to fulfill a purchase order, we attempt to supplement other purchase orders that may need more of that product. Ultimately, if the contract grower sows too much of one crop than is needed to fill the purchase order, the contract grower must absorb those costs.

Flagship Facility in Belvidere, New Jersey

In addition to our contract growers, we operate a 5-acre Flagship Facility in Belvidere, New Jersey, which began commercial operations in 2015. Our facility incorporates a hydroponic gutter system developed in Holland for the exclusive production of herbs. The Flagship Facility also includes a cold storage freezer which allows us to package herbs for our distribution partners and a 20,000 sq. ft packhouse, which is under construction. Because we control the growing and shipping processes at this facility, we bear inventory risk, risk of loss, and other risks for the produce grown at this facility.

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Construction began on the packhouse at the New Jersey facility prior to our inception. Our predecessor company paid to build a foundation and construct the prefabricated building for the packhouse. Although the packhouse building is standing, it requires utilities and other improvements before we can use the building for our business. We anticipate investing an additional $1.1 million in capital expenditures to add paving and utilities such as HVAC, electrical service, septic system, and a well to complete the packhouse. To date, we have paid $410 thousand towards the construction of the packhouse. Whitetown Realty, LLC (the “Landlord”), is aware of the construction of the packhouse. We do not anticipate construction on the packhouse will impact our ability to operate the property. We anticipate completion of the current construction of the packhouse to be completed by March 31, 2026.

We source the raw materials for production from multiple suppliers, including Ball Horticulture, Fidelity Paper & Supply, Coastal Container, Gristmill, Griffin Supplies, East Jordan Plastics and Sun Gro Horticulture, and expect that those supplies will continue to be available for our use.

Heartland Facility in Grand Rapids, Michigan

On August 30, 2022, through the Michigan Subsidiary, we acquired a five-acre greenhouse facility in Grand Rapids, Michigan, which operates as Edible Garden Heartland. During the year ended December 31, 2023, Edible Garden Heartland transitioned to growing our herb products, adding five acres of directly controlled growing capacity to our operations. In 2024, we brought the facility to 60% of growing capacity, enabling us to reduce our reliance on third party growers. We believe the addition of Edible Garden Heartland will continue to contribute to higher gross margin. We expect lower cost of sales by growing, picking and shipping our products instead of working with a contract grower to grow those products. In addition to serving customers in the Midwest, the facility will house a research and development center focused on improving existing products, developing new products, innovations in plant-based protein and nutraceuticals, and applying advanced agricultural technologies.

Distribution

Edible Garden utilizes advanced, sustainable, environmentally controlled indoor agriculture to grow and process organic herbs. Through our extensive distribution platform and proprietary predictive modeling, we pick, pack and ship to big box retailer’s distribution centers in our network. We distribute our products through more than 50 retail partners including national big box retailers, regional grocery stores, distributors, restaurants and local purveyors.

Our growing and distribution plans are designed to get our locally grown products to our retail partners and consumers as soon as possible after harvest. We want to make sure that our products arrive as fresh, undegraded and nutrient rich as when they were harvested. In order for us to meet this objective we strive to deliver our products to market in no less than 24 hours from when they are picked. We currently rely on our own fleet delivery vehicles, as well as other independent shipping operators. We continue to assess our footprint and optimize our logistics and shipping fleet. We plan on shifting our mix of vehicles towards more energy efficient vehicles and further reducing our reliance on our fleet by increasing backhauls. In addition, we are working with key customers to minimize our exposure to shipping costs by leveraging backhaul opportunities. Our greenhouse farms have to be strategically located in order for us to deliver on this objective.

We hold our transportation-related assets and manage the distribution of our products through our wholly-owned subsidiary, EG Transportation, LLC. This entity owns and leases the delivery vehicles we use to distribute products and holds the liability insurance needed for the transportation aspects of our business. As of December 31, 2024, we have 13 delivery vehicles and less than 10 drivers.

Competition

The U.S. fruits and vegetable markets are highly competitive. Our main competitors are Gotham Greens, Bright Farms, 80 Acres Farms and Plenty. Many of these companies may have significantly greater financial, technical, marketing and distribution resources, as well as greater experience in the industry than we have. Our services may not be competitive with their services. In addition, our current and potential competitors may establish cooperative relationships with larger companies, to gain access to greater development or marketing resources. Competition may result in price reductions, reduced gross margins and loss of market share. However, we believe the following elements will give us a competitive advantage in the rapidly growing CEA category:

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Customer Relationships and Brand. Our herb product portfolio is sold through our supermarket partners including Walmart, Target, Meijer, Hannaford, Ahold/Delhaize, Whole Foods, PriceSmart, Wakefern Food Corporation/ShopRite, King Kullen, D’Agostino’s,  and H-Mart and food distributors. These key partners make up the majority of our revenue. We believe that we will continue capture more opportunities with these partners as we expand our business and product offering. We also utilize an efficient marketing mix of social media, in-store signage and premium shelf positioning to drive consumer awareness and reinforce purchases. In addition, we utilize our patented Self-Watering Displays to drive awareness and deliver superior products to our customers consistent with our Zero-Waste Inspired® mission.

Value Proposition. We are part of repositioning the way food is grown, packaged and distributed. We believe this is the next generation of farming that is good for people and our planet. We believe scaling our grow operations in a fully controlled environment will result in a higher optimization on yields together with freshness, taste and texture. In addition, our proposition focuses on intelligent, common-sense approach to growing more with less resources. Our Zero Waste Inspired approach is in everything we do - from innovative recyclable packaging across our product portfolio and enterprise, using less water, electricity and land, integrated pest management and less road miles. Simply Local Simply Fresh delivers all of this together with our local farming partners with an accessible, traceable, organic product at a competitive price.

Technology Platform. Technology and data are competitive differentiators for Edible Garden. Rather than relying on “off-the-shelf” systems, we have created a data-driven technology platform to power traceability and integration across plant production, operations, data analytics and demand planning. Our proprietary platform allows us to consistently monitor and control plant production inputs across our Flagship Facility as well as integrate with all of our contract growers. This allows us to scale throughput with disruption and capture data analytics for better yield and predictability.

Industry Overview

Traditional Outdoor Agriculture. The traditional agriculture industry in the United States consists primarily of field crop farms. According to the USDA, the United States had more than 250 million planted acres of farmland in August of 2024. Over the last few decades, the acreage has shifted and consolidated to larger and larger farms. Today, large-scale family farms make up just 3 percent of farms in the United States and 42 percent of overall production. Production of produce is also regionalized. The American Farm Bureau Foundation reports that Monterey County in California, home of Salinas Valley, supplies 61% of all leaf lettuce and 56% of head lettuce in the United States.

This regional dependency contributes to long, complex distribution chains, with some produce traveling thousands of miles over several days before reaching store shelves. With the environmental and social macrotrends mentioned herein, we believe traditional field farming is also less prepared to support a growing world population, due to its reliance on large amounts of land and water, both of which are becoming scarcer and less available for food production. We also believe consumer trends continue to want to know where their food comes from together with traceability and food safety (food pathogens - listeria and salmonella) are becoming more important to all business partners and consumers.

Traditional Greenhouse Operators and Controlled Environment Agriculture (CEA). CEA has gained market share in recent decades as an alternative source of food production. This consists of both greenhouse operating companies and more high-tech greenhouses selling to retailers and grocery stores throughout the country. Despite growth in select crops, greenhouses have not been able to take meaningful market share from traditional field farms in the United States or in the leafy greens market until now. This is a function of shifting consumer trends together with the realization that the planet has finite natural resources. Overall consumer behavior is shifting away from commoditized produce as they associate consumer branded produce as sustainable, safe, and organic all year long that is good for them and the social fabric of our planet. That’s why we believe as a market innovator we can continue to capture market share and brand awareness.

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Growth Strategy

We are at an important point as we operate at a commercially viable scale and are ready for the next level of growth with additional greenhouses, processing and finished goods capabilities. Our business plan is to develop, own and operate commercial greenhouses across North America through a combination of organic and acquisitive growth. Presently and in the near term our greenhouse operations will continue to grow herbs and develop finished goods/consumer products that communicate our brand promise. This combination of growing know-how to inform finished goods with more shelf stability should lead us to additional market penetration while benefiting from expected margin expansion. Additionally, we are augmenting our product portfolio with shelf stable products to complement our produce portfolio.  We expect to further scale our business by building or acquiring new, fully scaled commercial greenhouses in strategic locations in close proximity to our customer distribution centers and major population demographic centers to sell products into established supermarkets partners and distributors. We believe this fledgling industry is at an early stage of consolidation and we have the opportunity with our strong channels to market, retailing expertise and technology in CEA to be a leader in this space.

Site selection for future facilities is based on a detailed methodology that weighs factors we believe to be indicative of farm unit economics, operational reliability and market accessibility, among other criteria. Examples include customer access and market depth within a 300-mile radius; the availability, reliability and cost of electricity; construction costs, speed to build, site infrastructure and permitting; and the availability of local labor.

Intellectual Property

We rely on a combination of trademark laws, trade secrets, confidentiality provisions, and other contractual provisions to protect our proprietary rights, which are primarily our inventions, brand names, marks, and proprietary pods and seeds. Edible Garden owns trademarks, has two pending patent applications, and three issued patents in the United States. The issued patents include claims related to greenhouse management software and systems (GreenThumb) and are expected to remain in force until November 2040, provided that all required maintenance fees are paid. One of the two pending patent applications is a continuation-in-part patent application related to greenhouse management software and systems. If this pending patent is granted, it would remain in force until at least November 2040, provided that all required maintenance fees are paid. The other pending patent application is related to automatically watering display stands for herbs and other vegetation. Should this pending patent application be granted, the design patent will remain in force until February 2035, provided that all required maintenance fees are paid for the utility patent.

Research and Product Development

Edible Garden recognizes the consumer acceptance and growth opportunities associated with plant-based derivatives of the products/plants it currently grows. As a leader in sustainability, research and development is a key focus for us moving forward. We sell plant-based nutraceuticals under the Vitamin Way and Kick. Sports Nutrition brands. These products are produced by a co-manufacturer according to our specifications. We expect to grow our nutraceuticals product suite with additional products by working with Nutracom, an established developer and contract manufacturer of nutritional products, on new formulations. We believe that expanding into multiple product lines and diversifying from fresh produce to shelf-stable products will increase revenue opportunities.

Our Sustainability Plan - Renew, Reuse, Recycle & Innovate

Our operations are environmentally conscious. We operate our CEA greenhouse facilities with the goal of being a good steward of nature. With our closed loop systems, we recapture and recycle water into our growing process. We use integrated pest management instead of traditional pesticides in our Flagship Facility, Edible Garden Heartland and all contracted grow facilities. In vertical grow systems, we are able to grow more herbs and lettuce per square foot than legacy farms. Our GreenThumb software allows us to be more efficient in our packing and shipping process with the goal of reducing excess emissions of greenhouse gases and carbon that would result from more trucks transporting our products. The packaging we use is intended to reduce food spoilage and food waste while utilizing bio-based materials, leading to a reduction of plastics in the packaging. In the future, we intend for our greenhouses to take advantage of areas with renewable energy alternatives such as solar, wind, and hydro together with suppliers that support greenhouse gas-free electricity generation, when available. We plan to continue to deliver innovation in the products we use for our packaging and potting, further eliminating plastics from our products with recycled, biodegradable packaging. We continually try to find partners who share our vision and commitment to sustainability. Although we ultimately rely on our partners to maximize their efficiencies, we drive reductions in overall carbon emissions and food miles by growing and delivering from facilities that are as close to our supermarket partners’ distribution centers as possible. We are working to help those partners who are not currently pursuing sustainability goals to move in that direction by raising awareness and providing information and guidance.

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2024 Sustainability, Waste Reduction and Carbon Emission Avoidance

The following measures demonstrate Edible Garden’s ongoing commitment to sustainability, waste reduction and carbon neutrality for 2024:

•	131 passenger car emissions were avoided by co-loading orders and backhauling supplies.

•	Reduced our overall fuel demand by 28,870 gallons of diesel fuel by route optimization.

•	Conserved 687 barrels of crude oil by route optimization.

•	11,803 metric tons of non-recyclable virgin plastic were avoided by using recyclable pots for our crops.

•	Recycled 34 metric tons of mixed recyclables including corrugate, plastic, and glass by maintaining our recycling program.

•	Avoided 104 tons of food waste by packing larger crops in taller boxes and by making food donations to local programs like Food Shed Alliance.

•	Saved 1,000,000 gallons of water used by recirculating water systems and capturing run-off.

Total estimated emissions avoided in 2024: 145,803 metric tons of CO2.

Regulatory Compliance

As a producer and distributor of food products, we are subject to the laws and regulations in the jurisdictions where our facilities are located and where are products are distributed. In particular we are subject to the FSM Act, which is enforced by the FDA. The FDA has the authority to regulate the growing, harvesting manufacture, including composition and ingredients, processing, labeling, packaging import, distribution and marketing and safety of food in the United States. The FSM Act significantly enhances the FDA’s authority over various aspects of food regulation. For example, the FSM Act granted the FDA mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. While the FDA has been active in implementing the requirements of the FSM Act through issuance of regulations designed to result in a reduction of the risk of contamination in food manufacturing, the full impact of the FSM Act is not yet known, and we cannot assure you that it will not materially impact our business. Regulatory agencies in other jurisdictions have similar authority to address the risk of contamination or adulteration, and to require that contaminated products be removed from the market. The failure to comply with these laws and regulations in any jurisdiction, or to obtain required approvals, could result in a ban or temporary suspension on the production of our products or limit or bar their distribution, and affect our development of new products, and thus could materially adversely affect our business and operating results. In addition, the USDA regulates the import and export of certain fruits and vegetables into and from the United States, and the USDA also imposes growing, manufacturing and certification requirements for certain products labeled with organic claims. Failure to obtain necessary permits or otherwise comply with USDA regulations and requirements could result in a ban or temporary suspension of our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business.

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Corporate History and Structure

Our business is a successor business of a subsidiary of Terra Tech Corp. (previously known as Unrivaled Brands, Inc., now known as Blum Holdings, Inc.) (“Terra Tech”). We purchased substantially all of the assets of Edible Garden Corp., a subsidiary of Terra Tech, from Terra Tech as of March 30, 2020. Our company was incorporated on March 28, 2020 in the State of Wyoming as Edible Garden Inc. We subsequently changed our name to Edible Garden AG Incorporated on July 20, 2020, and we effected a stock split of 20 for 1 as of October 14, 2020. Effective July 7, 2021, our parent company, Edible Garden Holdings Inc., merged with and into us with us as the surviving entity. We converted into a Delaware corporation effective July 12, 2021. On September 8, 2021, we effected an additional forward stock split of 20 for 1. On January 26, 2023, we effected a reverse stock split of 1 for 30, on April 5, 2024, we effected a reverse stock split of 1 for 20, and on March 3, 2025, we effected a reverse stock split of 1 for 25. As of December 31, 2024, we had 99 employees, of which 98 were full-time employees.

Our principal address is 283 County Road 519, Belvidere, NJ 07823. Our telephone number is (908) 750-3953. We maintain a website at ediblegardenag.com. The information contained on our website is not, and should not be interpreted to be, incorporated into this Annual Report on Form 10-K. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. RISK FACTORS

You should carefully consider the risks described below and elsewhere in this Annual Report on Form 10-K, which could materially and adversely affect our business, results of operations or financial condition. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may materially affect our business, results of operations, or financial condition. If any of these risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of losses, expect to continue to incur losses in the near term and may not achieve or sustain profitability in the future, and as a result, our management has identified and our auditors agreed that there is a substantial doubt about our ability to continue as a going concern.

We have incurred significant losses since our inception. We experienced net losses of approximately $11.1 million and $10.2 million for the years ended December 31, 2024 and 2023, respectively. We expect our capital and operational expenses to remain at historical levels as a percent of revenue in the future due to sales and marketing investments, packhouse construction costs, costs to continue our growth strategy, and general and administrative costs. Therefore, our operating losses will continue through the near term. Furthermore, to the extent that we are successful in increasing our customer base, we will also incur increased expenses because costs associated with generating and supporting customer agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the relationship. You should not rely upon our past results as indicative of future performance. We may not reach profitability in the near future or at any specific time in the future. If and when our operations do become profitable, we may not sustain profitability.

The report of our independent registered public accounting firm that accompanies our audited consolidated financial statements contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment. The doubts raised relating to our ability to continue as a going concern may make our shares an unattractive investment for potential investors, which may make it difficult to raise any additional capital and may cause us to be unable to continue to operate our business.

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We will need to obtain additional financing to fund our operations, which may not be available on favorable terms, if at all, and if we are unable to obtain such financing, we may be unable to operate and continue our business.

To date, we have financed our operations with the proceeds from debt financings, public and private securities offerings, and operations, among other sources. If we are unable to raise additional capital, we believe that the existing cash will fund operations into the third quarter of 2025 and will not be sufficient to fund our operations through the next twelve months beyond the date of the issuance of our consolidated financial statements. Our operations have consumed substantial amounts of cash since inception. The net cash used in operating activities was $8.5 million and $8.5 million for the years ended December 31, 2024 and 2023, respectively.

We cannot be certain that we will be able to obtain financing on favorable terms, if at all, and any financings could result in additional dilution to holders of our common stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, expending capital, or declaring dividends, or which impose financial covenants on us that limit our ability to achieve our business objectives. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may fall and you may lose some or all of your investment. Our inability to obtain additional funding when needed could seriously harm our business or make it impossible for us to continue to operate our business.

Our business may be adversely affected by the departure of members of our management team.

Our success depends, in large part, on the continued contributions of our executives. Although we have an employment agreement with our Chief Executive Officer, James Kras, we cannot assure you that he will remain with us for any specified period. The loss of Mr. Kras would harm our ability to implement our business strategy and operate our day-to-day business. In addition, executive leadership transition periods, including adding new personnel, could be difficult as new executives gain an understanding of our business and strategy. Difficulty integrating new executives could limit our ability to successfully execute our business strategy and could have a material adverse effect on our business, results of operations and financial condition.

Changes to estimates related to our property, equipment and leasehold improvements that are lower than our current estimates have in the past and may in the future cause us to incur impairment charges on certain assets, which may adversely affect our results of operations.

In accordance with accounting guidance, we estimated the value of the equipment and leasehold improvements that we acquired from our predecessor at the time of acquisition, and management is required to analyze whether impairment may exist for our assets. When impairment triggers are deemed to exist for assets, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. In the past, we have had to record impairment charges that have negatively impacted our net income. If future impairment charges are significant, our reported operating results would be adversely affected.

We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects.

We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects. While the predecessor business has existed since 2013, our company has been in existence only since March 2020. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including those related to:

•	market acceptance of our current and future products and services;
•	our ability to compete with other companies offering similar products and services;
•	our ability to effectively market our products and services and attract new customers;
•	the amount and timing of expenses, particularly sales and marketing expenses, related to the maintenance and expansion of our business, operations and infrastructure;
•	our ability to control costs, including our expenses;
•	our ability to manage organic growth and growth through acquisitions;
•	changing regulatory environments and costs associated with compliance; and
•	general economic conditions and events.

If we do not manage these risks successfully, our business and financial performance will be adversely affected.

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We have historically earned most of our revenue from a limited number of customers, and if we lose any of these customers or if we are unable to replace the revenue through the sale of our products to additional customers, our financial condition and results from operations would be materially and adversely affected.

During the year ended December 31, 2024, 82.0% of our total revenue was attributed to four customers (44.0% of which was attributed to sales to one customer). During the year ended December 31, 2023, 83.1% of our total revenue was attributed to five customers (44.4% of which was attributed to sales to one customer). At December 31, 2024, approximately 87.5% of our gross outstanding trade receivables were attributed to five customers (45.6% of which was due from one customer).  At December 31, 2023, approximately 80.4% of our gross outstanding trade receivables were attributed to four customers (41.1% of which was due from one customer). These customers generally do not enter into long-term contracts. Although we entered into the Supply Agreements, which provide for a three-year term, Meijer may terminate the Supply Agreements without cause upon 60 days’ notice. We face risks related to maintaining the volume demanded on a short-term basis from these customers, which can also divert resources away from other customers. This concentration of customers leaves us exposed to the risks associated with the loss of one or more of these significant customers, which would materially and adversely affect our revenue and results of operations. If these customers were to significantly reduce their relationship with us, or in the event that we are unable to replace the revenue through the sale of our products to additional customers, our financial condition and results from operations could be negatively impacted, and such impact would likely be significant.

The loss of one or more of our customers, or a reduction in the level of purchases made by these customers, could negatively impact our sales and ability to generate profits.

We sell our products to national and local supermarket chains. Our business and financial condition will be materially adversely affected if sales to one or more of our largest customers are reduced. These customers make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance, desired inventory levels and other factors that may be important to them at the time the purchase decisions are made. Changes in these customers’ strategies or purchasing patterns may adversely affect our sales. For example, the customers may face financial or other difficulties, which may impact their operations and cause them to reduce their level of purchases, which could then adversely affect our results of operations. Any bankruptcy or other business disruption involving one of our significant customers also could adversely affect our results of operations.

Our business is characterized by low margins, which are sensitive to inflationary and deflationary pressures, and intense competition and consolidation in the grocery industry, and our inability to increase our gross margins could adversely affect our results of operations.

Our industry is characterized by a relatively high volume of sales with relatively low profit margins, and as competition in certain areas intensifies and the industry continues to consolidate, our results of operations may be negatively impacted through a loss of sales and reduction in gross margin dollars. The grocery business is intensely competitive, and the competitive landscape is dynamic and continues to evolve, including from competitors that have greater financial and other resources than we do. We cannot provide assurance that we will be able to compete effectively against current and future competitors.

The continuing consolidation of retailers, the growth of chains and closures of grocery locations may reduce our gross margins in the future should we experience pricing pressure from our customers. Prolonged periods of product cost inflation and periods of rapidly increasing inflation also have a negative impact on our gross margins and results of operations to the extent that we are unable to pass on all or a portion of such product cost increases to our customers, or to the extent our operating expenses increase. If we are unable to increase our gross margins, our results of operations will be adversely affected.

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Our relationships with customers and suppliers are primarily based on purchase orders rather than long-term purchase commitments.

We are subject to uncertainty because our relationships with customers and suppliers are primarily based on purchase orders rather than long-term purchase commitments, such as the Supply Agreements. Our produce is grown at facilities we own or control in Michigan and New Jersey and at third-party locations by contract growers. Based on forecasts derived from our GreenThumb software, to ensure availability of products, we or our contract growers start sowing products in advance of receiving purchase orders for those products. Inaccuracies in our forecasts of customer demand and product mix could negatively affect our ability to supply product to our customers and consequently, our operating results. Our customers can cancel purchase orders or defer the shipments of our products under certain circumstances with little or no advance notice to us. If we grow more products than we are able to sell to our customers, we will incur losses and our results of operations and financial condition will be harmed. If we or the contract grower have not grown enough of a specific product to fulfill a purchase order, our customers typically find another source of the product and we do not incur any additional costs. However, if we are unable to fill orders over time, we may harm our reputation with the customer and may be unable to maintain our relationship with the customer. Similarly, we may terminate the purchase orders we submit to contract growers at any time and for any reason, but if we do so, we risk jeopardizing the relationship with the contract grower and they may be less likely to accept purchase orders we submit, which would limit the potential growing capacity we can access and may limit our ability to supply products to our customers.

Adverse weather, natural disasters and other conditions affecting the environment, including the effects of climate change, could result in substantial losses and weaken our financial condition.

Our products are vulnerable to adverse weather conditions, which are common but difficult to predict. The effects of natural disasters may be intensified by the ongoing global climate change. Severe weather conditions have and are expected to continue and could adversely affect our supply of one or more fresh produce items, reduce our sales volumes, increase our unit production costs or prevent or impair our ability to ship products as planned. When severe weather, wildfires, natural disasters, and other adverse environmental conditions (i) destroy products planted in our greenhouses or our contract growers’ greenhouses or (ii) prevent us from distributing these products on a timely basis, we may lose our investment in those products and/or our costs of purchased products may increase. These risks can be exacerbated when a substantial portion of our production of a specific product is grown in one region, provided by a limited number of contract growers, or when it endangers one of our products.

Adverse weather may also impact our supply chains, preventing us from procuring necessary supplies and delivering our products to our customers. We could be unable to fulfill customer orders due to severe weather, wildfires and natural disasters. Such severe weather events that could materially disrupt our operations may occur with higher frequency because of climate change.

Our performance may be impacted by general and regional economic volatility, inflation, tariffs, or an economic downturn.

An overall decline in economic activity could adversely impact our business and financial results. Economic uncertainty may reduce consumer spending as consumers make decisions on what to include in their food budgets, particularly if food costs increase more quickly than wages in an inflationary environment. Economic uncertainty could also result in changing consumer preferences and could reduce the demand for our products. Shifts in consumer spending could result in increased pressure from competitors or customers that may require us to increase promotional spending or reduce the prices of some products, which could then lower revenue and profitability. In addition to the economic factors listed above, any other economic factors or circumstances resulting in higher transportation, labor, insurance or healthcare costs or commodity prices, including energy prices, and other economic factors in the U.S. and other countries in which we operate can increase our cost of sales and operating, selling, general and administrative expenses and otherwise materially adversely affect our operations and operating results.

U.S. and international trade policies, tariffs, trade barriers and other restrictions on the importation of goods, trade sanctions imposed between certain countries and entities, limitations on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers, our access to products and our access to service providers, could adversely affect our operations and operating results.

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Additionally, we are subject to regional economic volatilities since our potential growing capacity is located in a few areas, including Belvidere, New Jersey; Grand Rapids, Michigan; and Ojai, California. Our use of hydroponic farming requires that it rely on local disease-free water sources and growing materials. Accordingly, any change in the availability of these local raw materials could adversely affect our operating results.

Because our business is concentrated on a limited set of products, we are vulnerable to changes in consumer preferences and changes in economic conditions affecting disposable income that could harm our financial results.

Our business is not diversified and consists primarily of growing, shipping and selling fresh herbs, along with plant-based protein, sports nutrition, a line of gourmet sauces, pickles, chili-based products, and squeezable herbs. Consumers’ preferences change rapidly and without warning, moving from one trend to another among many retail concepts. Therefore, our business is substantially dependent on our ability to anticipate shifts in consumers’ tastes and preferences. Any future shifts in consumer preferences away from the consumption of these products would also have a material adverse effect on our results of operations. Consumer purchases of specialty retail products, including our products, are discretionary in nature and are historically affected by economic conditions such as changes in employment, salary and wage levels, and confidence in prevailing and future economic conditions as may be affected by geopolitical events, political instability, tariffs, trade restrictions, unseasonable weather, pandemics and other public health emergencies, as well as other factors that are outside of our control. Discretionary purchases may decline during recessionary periods or at other times when disposable income is lower, such as during highly inflationary periods. If periods of decreased consumer spending persist, our sales could decrease, and our financial condition and results of operations could be adversely affected.

If we are unable to attract, train and retain qualified personnel, we may not be able to effectively execute our business strategy.

Our future success depends on our ability to attract, retain and motivate qualified personnel, including our management, sales and marketing, operational, transportation, finance and administration personnel. For example, we currently have a limited number of drivers to transport our products to our customers. We do not know whether we will be able to hire sufficient workers for these positions to meet our production and delivery goals or, if hired, retain all of these personnel as we continue to pursue our business strategy. The loss of the services of one or more of our key employees, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and operating results.

The costs of our operations may exceed our estimates due to factors outside of our control, such as labor shortages or external price increases, and we may be unable to pass those costs to our customers, which would negatively impact our financial results.

We depend on our employees and contracted grow operations teams to grow and distribute our products to our customers. We rely on access to competitive, local labor supply, including skilled and unskilled positions, to operate our business consistently and reliably. Any labor shortage and any disruption in our ability to hire workers would negatively affect our operations and financial condition. If we experience a sustained labor shortage, we may need to increase wages to attract workers, which would increase our costs of growing our products. We have experienced price increases for packaging materials, natural gas supply, and shipping, and we have increased wages for our existing employees to adjust for inflation. If these increases continue or worsen, including due to inflationary pressures, and we are unable to pass those increased costs on to our customers, our gross margin will decline and our financial results would be negatively impacted.

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The announcement of the proposed transaction with the Narayan Group, which may not be completed, may adversely affect our business and results of operations.

Uncertainty about the effect of the proposed transaction to purchase the outstanding share capital of Narayan d.o.o. and its subsidiaries (“Narayan Group”), a producer of organic coconut and superfood products, on our employees, customers, and other parties may have an adverse effect on our business or results of operations regardless of whether the proposed transaction is completed. These risks include, but are not limited to, the following, all of which could be increased by a delay in or abandonment of the transaction:

•	significant management time and resources could be diverted to the consummation of the proposed transaction instead of our day-to-day operations;
•	if the proposed transaction is not completed, we may never recover the value of the funds advanced to the Narayan Group to support their operations;
•	relationships with customers, contract growers and suppliers could be affected;
•	we may not be able to pursue alternative business opportunities or make appropriate changes to our business;
•	our ability to attract, retain, and motivate employees, including key personnel, could be impaired;
•	litigation relating to the proposed transaction could arise; and
•	significant costs, expenses, and fees for professional services and other transaction costs in connection with the Transaction have been and may continue to be incurred.

The negotiation and pendency of the proposed transaction may also exacerbate other risks discussed elsewhere in this “Risk Factors” section, any of which could have a material effect on us. Our failure to consummate the proposed transaction could result in negative publicity and a negative impression of our Company among our customers and suppliers. Further, any disruptions to our business resulting from the proposed transaction, including any adverse changes in our relationships with our customers and suppliers, could continue or accelerate in the event that a purchase agreement relating to the transaction is not entered into and the proposed transaction is not completed. In addition, if the proposed transaction is not completed, we may not remain listed on Nasdaq, the value of our common stock would likely decline, and we may never achieve the scale necessary to continue our business. Also, we have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the proposed transaction. Many of these fees and costs will be payable by us even if the proposed transaction is not completed and may relate to activities that we would not have undertaken in the absence of the proposed transaction.

We may not successfully integrate assets from acquisitions.

If we fail to accurately assess and successfully integrate any recent or future acquisitions such as the Transaction, we may not achieve the anticipated benefits, which could result in lower revenue, unanticipated operating expenses, and increased losses. Successful integration involves many challenges, including:

•	the difficulty of integrating acquired operations and personnel with our existing operations;
•	the difficulty of operating a business in new geographies and addressing the particular economic, political and regulatory risks associated with specific countries;
•	the difficulty of developing, manufacturing, and marketing new products and services;
•	the diversion of our management’s attention as a result of evaluating, negotiating and integrating acquisitions;
•	integrating the acquired company’s accounting and other administrative systems into ours;
•	currency and regulatory risks associated with operations in foreign countries;
•	in some cases, our exposure to unforeseen liabilities of acquired companies; and
•	the loss of key employees of an acquired business operation.

In addition, an acquisition could adversely impact cash flows, operating results, and stockholder interests, for many reasons, including:

•	contingent consideration payments;
•	the issuance of securities in connection with an acquisition or new business venture that dilutes or lessens the rights of our current stockholders;
•	transaction bonuses to management;
•	charges to our income to reflect the impairment of acquired intangible assets, including goodwill; and
•	interest costs and debt service requirements for any debt incurred in connection with an acquisition or new business venture.

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 If we are not able to successfully integrate the assets from our acquisitions into our business, we could significantly increase our costs without realizing expected benefits, which would adversely affect our business, financial condition, and results of operations.

If the integration of any or all of our acquisitions or future acquisitions is not successful, it could have a material adverse impact on our operating results and stock price.

Our future business acquisition efforts may not be successful, which may limit our growth or adversely affect our results of operations, and financing of any future acquisitions could result in stockholder dilution and increase our outstanding indebtedness. If we identify an appropriate acquisition candidate, we may not be able to successfully negotiate terms or finance the acquisition. If economic downturns or other matters of national or global concern continue for an extensive period of time or recur, our ability to pursue and consummate potential acquisitions could be materially adversely affected. In addition, to successfully complete targeted acquisitions, we may issue additional equity securities that could dilute our stockholders’ ownership, or we may incur additional debt, which could increase our existing indebtedness. If we fail to successfully acquire businesses, our growth and results of operations could be adversely affected.

We may implement new lines of business, such as the Pulp sauces, Pickle Party, and Kick. Sports Nutrition, or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. For example, in the first quarter of 2023, we launched a line of gourmet sauces and chili-based products to expand our reach into supermarkets. In 2024, we launched two additional lines: Pickle Party, a line of fresh and fermented pickles to augment our condiment line and Kick. Sports Nutrition, a cleaner label, better for you nutraceutical line.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where we have limited experience with the new lines of business or products or the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers, be subject to cost increases, or harm our brand’s reputation. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We are subject to risk of product contamination and product liability claims.

The sales of our products involve the risk of injury to consumers. Such injuries may result from tampering by unauthorized personnel, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, or residues introduced during the growing, production, packing, storage, handling or transportation phases. We cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our brand image, which could significantly harm our business.

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We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings. In connection with the enforcement of our own intellectual property rights, the acquisition of third-party intellectual property rights or disputes related to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we may be subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation may be costly and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel, and by increasing our costs of doing business. If we fail to prevail in any future litigation and disputes, it could adversely affect our results of operations and financial condition. Third-party intellectual property claims asserted against us could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from assembling or licensing certain of our products, subject us to injunctions restricting our sale of products, cause severe disruptions to our operations or the marketplaces in which we compete or require us to satisfy indemnification commitments with our customers. In addition, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products. Any of these could seriously harm our business.

If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

Our success depends, in part, on our ability to obtain patent protection for or maintain as trade secrets our proprietary products, technologies and inventions and to maintain the confidentiality of our trade secrets and knowhow, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our business proprietary rights. Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. We cannot assure you that any of our existing or future patents or other intellectual property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection or any competitive advantage. In 2024, we were granted three patents, two for our GreenThumb software (US 11,158,006 B1, US 11,410,249 B2 and US 11,830, 088 B2) and one for our self-watering displays (U.S. Patent No. D1,010,365).  In the future, we may seek to apply for additional patents, however those patent applications may not be granted. If our patents do not adequately protect our technology, our competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use. We may need to enter into intellectual property license agreements in the future, and if we are unable to obtain these licenses, our business could be harmed. Any of the foregoing events would lead to increased competition and lower revenue or gross margins, which could adversely affect our operating results.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information, and our inability to maintain the confidentiality of that information, due to unauthorized disclosure or use, or other event, could have a material adverse effect on our business.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. We seek to protect our proprietary processes, in part, by entering into confidentiality agreements with our employees, consultants, advisors, contractors and collaborators. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, advisors, contractors, and collaborators might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, or misappropriation of our intellectual property by third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

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Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of revenue. Additionally, a significant theft, loss or misappropriation of, or access to, customers’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our indebtedness could have important consequences to you.

 Our indebtedness could have important consequences to you. For example, it could:

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;
•	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
•	place us at a competitive disadvantage compared to competitors that may have proportionately less debt and greater financial resources.

The promissory note issued in connection with our purchase Edible Garden Heartland is secured by a mortgage on Edible Garden Heartland and a security interest in the assets at Edible Garden Heartland. In addition, the balance under a standard merchant cash advance agreement with Cedar Advance LLC is collateralized by our cash and receivable accounts. If we were to default on our obligations under these loans and arrangements, the counterparties would have the right to our assets. We could be required to dispose of material assets or operations to meet our debt service and other obligations, and the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, any such sale may not, among other things, be for a sufficient dollar amount. If we were to otherwise attempt to sell material assets or operations, the foregoing encumbrances may limit our ability to dispose of material assets or operations. If we are unable to raise additional capital or improve our ability to generate cash from operating activities, we may not have sufficient cash on hand or available liquidity that can be utilized to meet our debt service and other obligations when they become due. If we were to default on our obligations under these loans and arrangements, the secured counterparties would have the right to our assets. In the event that the counterparties enforced their rights to our assets, we may have to discontinue our business, and our stockholders could lose all or a part of their investment in us.

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Risks Related to Our Industry

Failure to obtain necessary permits or otherwise comply with USDA regulations and requirements could result in a ban or temporary suspension of our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business.

As a producer and distributor of food products, we are subject to the laws and regulations in the jurisdictions where our facilities are located and where our products are distributed. In particular we are subject to the Federal Food, Drug and Cosmetic Act, as amended by the Food Safety Modernization Act in 2011 (the “FSM Act”), which is enforced by the FDA. The FDA has the authority to regulate the growing, harvesting manufacture, including composition and ingredients, processing, labeling, packaging import, distribution and marketing and safety of food in the United States. The FSM Act significantly enhances the FDA’s authority over various aspects of food regulation. For example, the FSM Act granted the FDA mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. While the FDA has been active in implementing the requirements of the FSM Act through issuance of regulations designed to result in a reduction of the risk of contamination in food manufacturing, the full impact of the FSM Act is not yet known, and we cannot assure you that it will not materially impact our business. Regulatory agencies in other jurisdictions have similar authority to address the risk of contamination or adulteration, and to require that contaminated products be removed from the market. The failure to comply with these laws and regulations in any jurisdiction, or to obtain required approvals, could result in a ban or temporary suspension on the production of our products or limit or bar their distribution, and affect our development of new products, and thus could materially adversely affect our business and operating results. In addition, the United States Department of Agriculture (the “USDA”), regulates the import and export of certain fruits and vegetables into and from the United States, and the USDA also imposes growing, manufacturing and certification requirements for certain products labeled with organic claims. Failure to obtain necessary permits or otherwise comply with USDA regulations and requirements could result in a ban or temporary suspension of our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business.

 Improper use of hydroponic farming methods may significantly impact our ability to maintain our operations and may adversely affect our financial results.

Improper use of indoor hydroponic farming techniques may adversely impact our operating results. For example, hydroponic farming commingles the use of water and electricity in close proximity which, if combined, may cause an electric shock or a power outage. As the nutrients supply in a hydroponic garden is powered by electricity, an outage could be detrimental to the garden. If an outage occurs, and lasts for a considerable period of time, the plants may die out if a supplementary system of nutrition is not implemented.

Hydroponic farming also necessitates proactive disease management practices to protect against pests and other natural conditions, outside of our control, from spreading through water sources. If we fail to properly manage its hydroponic farms, our operations and financial results may be adversely affected.

We are subject to fluctuations in market price and demand for agricultural products.

Fresh produce is highly perishable and generally must be brought to market and sold soon after harvest. The selling price received for our products may depend on a variety of factors, including timing of the sale, the availability and quality of the produce item in the market, and the availability and quality of competing produce.

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In addition, general public perceptions regarding the quality, safety, or health risks associated with particular food products could reduce demand for some of our products. Food safety warnings, advisories, notices, and recalls, such as those administered by the FDA, the Center for Disease Control and Prevention, and other federal/state government agencies, could also reduce demand. To the extent that consumers evolve away from products that we produce for health, food safety or other reasons, and we are unable to modify the product or to develop products that satisfy new consumer preferences, there will be a decreased demand for our products.

Our results may vary from quarter to quarter depending on seasonal fluctuations related to the sale of our products.

Earnings may be affected by seasonal factors, including the availability, quality, and price of raw materials, the timing and effects of ripening and perishability, the ability to process perishable raw materials in a timely manner, the leveraging of certain fixed overhead costs during off-season months, and the slight impacts on consumer demand based on seasonal and holiday timing. Because our products are grown, the expenses incurred to meet consumer demand are often incurred in advance of the revenue earned by selling the herbs and lettuce. For example, in our New Jersey facility, we begin sowing our longest-growing crop 13 to 14 weeks in advance of delivery. The impact of seasonal demand and the sales cycle for our products may cause our results to vary from quarter to quarter, which may make an investment in us less attractive to some investors.

Increases in commodity or raw product input costs, such as fuel and packaging materials, could increase costs significantly.

Our costs are determined in part by the prices of fuel and packaging materials. We may be adversely affected if sufficient quantities of these materials are not available. In addition, any significant increase in the cost of these items could also materially and adversely affect our operating results. Specifically, we require significant quantities of fuel for our delivery vehicles and thus are exposed to the risks associated with fluctuations in the price for fuel. The price and supply of fuel can fluctuate significantly based on international, political, and economic circumstances, as well as other factors outside of our control. If we are unable to manage the potential volatility in these input costs, our operations and financial results may be adversely affected.

Government policies and regulations specifically affecting the agricultural sector and related industries could adversely affect our operating results.

As a manufacturer of consumable products, our operations are subject to extensive regulation by various federal government agencies, including the FDA, the USDA and the Federal Trade Commission (“FTC”), as well as state and local agencies, such as the New Jersey Department of Agriculture, with respect to production processes, product attributes, packaging, labeling, storage, and distribution. Under various statutes and regulations, these agencies prescribe requirements and establish standards for safety, purity, and labeling. In addition, advertising for our products is subject to regulation by the FTC, and our operations are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act. Failure to comply with existing or modified regulations promulgated by these agencies may adversely affect our operating results.

We face intense competition that could prohibit us from developing or increasing our customer base.

The indoor agriculture industry is highly competitive. We may compete with companies that have greater capital resources and facilities. More established companies with much greater financial resources which do not currently compete with us may be able to more easily adapt their existing operations to our line of business. Our competitors may also introduce new and improved products. We may not be able to successfully compete with larger enterprises devoting significant resources to compete in our target market. Our ability to compete depends upon our ability to predict, identify, and interpret the tastes and dietary habits of consumers and to offer products that appeal to those preferences. There are inherent marketplace risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. If we do not succeed in offering products that consumers want to buy, our sales will decrease. If we are unable to accurately predict which shifts in consumer preferences will be long-lasting or are unable to introduce new and improved products to satisfy those preferences, our sales will decrease. If we fail to develop products in more profitable categories, we could fail to expand margins. Due to this competition, there is no assurance that we will not encounter difficulties in increasing revenue and maintaining and/or increasing market share. In addition, increased competition may lead to reduced prices and/or margins for products we sell.

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Risks Related to the Ownership of our Securities

We can provide no assurance that our shares will continue to be listed on Nasdaq, which would affect our common stock’s liquidity and reduce our ability to raise capital.

On October 21, 2024, we received a letter from the Staff of Nasdaq indicating that, based upon the closing bid price of our common stock for at least 30 consecutive business days, we no longer met the Bid Price Rule. Under Nasdaq Listing Rule 5810(c)(3)(A)(iv), because we effected reverse stock splits in the last two years with a cumulative ratio greater than 250 shares to 1, we were not eligible for any compliance period to regain compliance with the Bid Price Rule. On October 28, 2024, we submitted a request for a hearing before the Panel to appeal the delisting notice from the Staff, and on February 12, 2025, we received written notification from the Panel that granted us an extension to regain compliance with the Bid Price Rule until March 31, 2025, subject to additional conditions outlined in the Notice. The extension by the Panel is contingent on the Company achieving scheduled milestones and notifying Nasdaq of such achievement. If the Company is not successful at satisfying these milestones within the prescribed time, the Panel may revoke the extension.

There can be no assurance that we will ultimately meet all applicable criteria for continued listing on Nasdaq. The Panel may determine to delist our securities from Nasdaq. If our common stock is delisted, our warrants will also be delisted. We and holders of our securities could be materially adversely impacted if our securities are delisted from Nasdaq. In particular:

•	we may be unable to raise equity capital on acceptable terms or at all;
•	we may lose the confidence of our customers, which would jeopardize our ability to continue our business as currently conducted;
•	the price of our common stock will likely decrease as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws;
•	holders may be unable to sell or purchase our securities when they wish to do so;
•	we may become subject to stockholder litigation;
•	we may lose the interest of institutional investors in our common stock;
•	we may lose media and analyst coverage;
•	our common stock could be considered a “penny stock,” which would likely limit the level of trading activity in the secondary market for our common stock; and
•	we would likely lose any active trading market for our common stock, as it may only be traded on one of the over-the-counter markets, if at all.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

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We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies or smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and (4) an extended transition period for complying with new or revised accounting standards applicable to public companies. Additionally, we may take advantage of certain reduced disclosure obligations as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. To the extent we take advantage of such reduced disclosure obligations, it may also make the comparison of our financial statements with other public companies difficult or impossible.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have not and do not expect to declare any dividends on our common stock in the foreseeable future.

We have not and do not anticipate declaring any cash dividends on our common stock in the foreseeable future. Therefore, you should not rely on an investment in our common stock as a source for any future dividend income. There is no guarantee that our common stock will appreciate in value or even maintain its current market price. You may not realize a return on your investment in our common stock and you may even lose your entire investment in our common stock.

We may seek to raise funds, finance acquisitions or develop strategic relationships in the future by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our common stock.

Any financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our common stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our shares of common stock, which may be highly dilutive. The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over holders of our common stock, it may negatively impact the trading price of our common stock and you may lose all or part of your investment.

 Provisions in our certificate of incorporation, bylaws, and outstanding equity-linked securities could discourage a change in control, or an acquisition of us by a third party, even if the acquisition would be favorable to you, thereby adversely affecting existing stockholders.

Our certificate of incorporation and bylaws contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our Company, even when these attempts may be in the best interests of our stockholders. For example, our certificate of incorporation authorizes our Board, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. In addition, provisions of certain of our outstanding warrants could make it more difficult or expensive for a third party to acquire us. The warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the warrants. These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

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Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or increase the stockholder’s costs in bringing such a claim.

Our certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employee to us or to our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above.

This provision may have the effect of discouraging lawsuits against our directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers, employees or agents or increase the stockholder’s costs in bringing such a claim. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

General Risk Factors

A prolonged economic downturn could adversely affect our business.

General economic conditions and other economic factors in one or more of the markets we serve, may adversely affect our financial performance. Higher interest rates, increased costs for utilities, inflation, deflation, higher levels of unemployment, decreases in gross domestic product and consumer disposable income, higher tax rates, imposition of new taxes or other changes in tax laws, the imposition of import restrictions, tariffs, or overall economic slowdown or recession and other economic factors in the U.S. could adversely affect consumer demand for the products we sell, adversely affecting our net sales, growth rates, or operating income.

Increases in costs, disruption of supply or shortage of raw materials could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. For example, the tariffs currently imposed and contemplated for importing goods from key international supply chain locations have significantly increased. Any such an increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum and fertilizer. The prices for these raw materials fluctuate depending on market conditions along with the impact of tariffs, and global demand for these materials and could adversely affect our business and operating results. Substantial increases in the prices for our raw materials increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased prices for our products and services.

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Litigation may adversely affect our business, financial condition and results of operations.

From time to time in the normal course of our business operations, we may become subject to litigation involving intellectual property, data privacy and security, consumer protection, food safety, commercial disputes and other matters that may negatively affect our operating results if changes to our business operation are required. We may also be subject to claims involving health and safety, hazardous materials usage, other environmental impacts, or service disruptions or failures. In addition, we may be subject to regulatory actions. For example, all Employee Retention Credit (“ERC”) claims, which can be made in a variety of circumstances with varying degrees of subjectivity and without clear authoritative guidance, are subject to inspection and reversal by the Internal Revenue Service (“IRS”). Although we received approximately $865 thousand in ERC funds during the year ended December 31, 2023, we have received no formal determination regarding our claims for the ERC. If we were found to be ineligible for the ERC, the IRS could reverse the ERC credits and charge a penalty and interest on the funds we received. There can be no assurance that we will be able to retain the ERC funds we have received to date. The cost to defend such litigation or regulatory action may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. In addition, insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby adversely affecting our results of operations and resulting in a reduction in the trading price of our stock.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock is volatile, and you could lose all or part of your investment.

Even though our common stock is currently listed on Nasdaq, we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our securities or how liquid that market might become. If such a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at the time you wish to sell them, at a price that is attractive to you, or at all. There could be extreme fluctuations in the price of our common stock because there are a limited number of shares in our public float.

The trading price of our common stock has been highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Our stock price is subject to wide fluctuations in response to a variety of factors, which include:

•	whether we achieve our anticipated corporate objectives;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	changes in our financial or operational estimates;
•	our ability to implement our operational plans;
•	changes in the economic performance or market valuations of companies similar to ours; and
•	general economic or political conditions in the United States or elsewhere.

In addition, broad market and industry factors may seriously affect the market price of our common stock, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

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We will continue to incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will continue to incur significant legal, accounting and other expenses that are not incurred by private companies, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. Complying with these rules and regulations substantially increases our legal and financial compliance costs and makes some activities more time-consuming and costly than if we were a private company. As a public company, it is more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage year-over-year. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board or as our executive officers. The increased costs associated with operating as a public company will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and operating results.

If we were to dissolve, the holders of our securities may lose all or substantial amounts of their investments.

If we were to dissolve as a corporation, as part of ceasing to do business or otherwise, we will be required to pay all amounts owed to any creditors before distributing any assets to holders of our capital stock. There is a risk that in the event of such a dissolution, there will be insufficient funds to repay amounts owed to holders of any of our indebtedness and insufficient assets to distribute to our capital stockholders, in which case our stockholders could lose their entire investment.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our securities adversely, our stock and warrant prices and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, our stock and warrant prices would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock and warrant prices or trading volume to decline.

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Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Cyber Security Governance

Oversight of cybersecurity infrastructure is managed by members of our management team, including our Chief Executive Officer and Interim Chief Financial Officer. Management works in tandem with a third-party service provider (the “Service Provider”) who routinely reviews and updates our antivirus and antimalware software, monitors our intrusion detection system and intrusion protection system and reviews and cleans our corporate email system. Other than engaging the Service Provider prior to our initial public offering, given our overall risk profile, the Board has had limited involvement with our cybersecurity risk management. The management team, with support from the Service Provider, would raise any significant cybersecurity risks with the Board.

Risk Management and Strategy

We believe we have implemented processes that are designed to effectively manage risks from cybersecurity threats. Through our Service Provider, we have established an Incident Response Plan (the “IRP”). The IRP lays out our guidelines for responding to and handling cyber incidents. The IRP helps to ensure a quick and organized response in the event of a cyber incident and helps ensure all necessary members of management are informed so action can be taken as soon as possible. Under the IRP, once a cyber incident is identified, a response team will review the details of the cyber incident, inform management and work to secure our systems and fix the vulnerability. An investigation will be conducted, with the assistance of the Service Provider if needed, to determine the root cause of the cyber incident, the materiality of the cyber incident, and any disclosure or legal obligations that will stem from the cyber incident.

We have not been the victim of a cyber incident in the past but may be the subject of cyber incidents in the future. See Item 1A, Risk Factors for more information about the risk posed to us by cybersecurity threats.

Item 2. PROPERTIES

We own Edible Garden Heartland, a 5-acre greenhouse location in Grand Rapids, Michigan, through the Michigan Subsidiary. We own Edible Garden Heartland subject to a mortgage on Edible Garden Heartland and a security interest in the assets owned by the Michigan Subsidiary that secure a promissory note with a principal amount of $1,136,000 issued by the Michigan Subsidiary to NJD Investments, LLC. We guaranteed the Michigan Subsidiary’s obligation to repay the amounts due under the mortgage on Edible Garden Heartland.

We operate our Flagship Facility, a 5-acre greenhouse location in Belvidere, New Jersey. On October 1, 2024, we acquired Edible Garden Corp. (“EGC”) from Unrivaled Brands, Inc., our former parent company, for the nominal price of $1.00. At our inception, we acquired substantially all of the assets of EGC from Unrivaled Brands, Inc., except for the lease agreement between EGC and the Landlord, made as of December 30, 2014 (the “Lease Agreement”), as amended by a lease extension agreement between EGC and the Landlord dated September 10, 2019 (the “Lease Extension,” together with the Lease Agreement, the “Lease”), for a 5-acre greenhouse location in Belvidere, New Jersey. As a result, prior to October 1, 2024, we operated the New Jersey property through an informal arrangement with EGC in which the Company effectively rented the property on a month-to-month basis with no set term. On October 1, 2024, upon the closing of its acquisition of EGC, we assumed the Lease and became subject to its terms. The Lease has a term that commenced on January 1, 2015 and ends on December 31, 2029. Under the terms of the Lease, we will pay the Landlord a monthly lease payment of approximately $22,500 in 2025.

We believe we have sufficient potential growing capacity, to supply products to our existing customers, at Edible Garden Heartland, our Flagship Facility, and with our contract growers, as described above in Part I, Item 1 “Business,” under the heading “Potential Growing Capacity.”

Item 3. LEGAL PROCEEDINGS

From time to time, we may be party to or otherwise involved in legal proceedings arising in the ordinary course of business. Management does not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material adverse effect on our business, results of operations or financial condition.

Item 4. MINE SAFETY DISCLOSURE

Not applicable.

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PART II

Item 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, par value $0.0001 (the “common stock”), is listed on the Nasdaq Capital Market under the symbol “EDBL”. As of March 14, 2025, we had 16 stockholders of record. The actual number of stockholders is considerably greater than the number of stockholders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividends

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends on the common stock will be at the discretion of our Board of Directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

Item 6. [RESERVED]

Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations and quantitative and qualitative disclosures should be read in conjunction with our audited consolidated financial statements and related notes included in this Annual Report on Form 10-K for the year ended December 31, 2024. In addition, please refer to the discussion of our business contained in Part I, Item 1 of this Annual Report. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements that reflect our plans, estimates, and beliefs, all of which are based on our current expectations and could be affected by certain uncertainties, risks, and other factors described under Cautionary Statement Regarding Forward-Looking Statements, Risk Factors, and elsewhere throughout this Annual Report. Our actual results could differ materially from those discussed in the forward-looking statements or from our prior results.

OVERVIEW

We are a controlled environment agriculture (“CEA”) farming company. We use traditional agricultural growing techniques together with technology to grow fresh, organic food, sustainably and safely while improving traceability. We use the controlled environment of traditional greenhouse structures, such as glass greenhouses, together with hydroponic and vertical greenhouses to sustainably grow organic herbs. In our hydroponic greenhouse, we grow plants without soil. Instead of planting one row of plants in the ground, by using a vertical growing system, we can grow many towers of herbs in the same area by planting up instead of planting across. Growing these products sustainably means that we avoid depleting natural resources in order to maintain an ecological balance, such as by renewing, reusing and recycling materials in order to lower the overall one-time use of materials.

Our controlled greenhouse facilities allow us to grow consistent quality herbs year-round, first by eliminating some of the variability of outdoor farming with our CEA techniques, and second by leveraging our proprietary software, GreenThumb. In addition to using hydroponic and vertical greenhouse systems, we use a “closed loop” system in our greenhouses. Generally, in a “closed loop” system, drain water is recollected and reused for irrigation. In our closed loop system, we also cycle water back into the system that has been collected through reverse osmosis. When compared with conventional agriculture, our closed looped systems and hydroponic methods use less land, less energy and less water (than legacy farms), thus conserving some of the planet’s limited natural resources. Our advanced systems are also designed to help mitigate contamination from harmful pathogens, including salmonella, e-coli and others.

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We have also developed patented software called GreenThumb that assists in tracking plants through our supply chain. Utilizing our GreenThumb software to track the status of our plants as they grow and move throughout the greenhouse allows us to add a layer of quality control due to the frequent monitoring of the growing process, leading to improved traceability. In this context, traceability means being able to track a plant through all stages of production and distribution. In addition to improving traceability, GreenThumb helps us better manage the day-to-day operations of our business. GreenThumb is a web-based greenhouse management and demand planning system that does the following:

•	integrates in real-time with our cloud business software suite for monitoring daily sales data;
•	generates reports by category, product, customer, and farm to allow us to analyze sales, trends, margins and retail shrink (spoiled product);
•	provides dynamic pallet mapping for packout, which enables us to more efficiently ship our products;
•	utilizes a proprietary algorithm that uses year-over-year and trending sales data to develop customer specific and aggregate product specific forecasting for our greenhouses;
•	aggregates all greenhouse activity input to provide real-time inventory and availability reports of all products in our greenhouses;
•	manages our online ordering system with user-controlled product availability based upon greenhouse inventory;
•	provides a route management system for coordinating the logistics of our direct store delivery program; and
•	tracks all production activities at greenhouses, including sowing, spacing, dumping, spraying, picking and packing, using handheld devices.

We also use our GreenThumb software to help monitor the quality of our products, and we have dedicated quality assurance and quality control personnel that check and monitor our products. We have customer service personnel that answer any questions the consumers of our products may have, and we regularly ask for feedback from our customers on the quality of our products. The combination of the GreenThumb software, quality assurance and control processes (including compliance with food safety standards), and feedback from consumers and purchasers holds us accountable for maintaining the quality of our products.

We focus our efforts on producing our herbs and vegetables in a sustainable manner that will reduce consumption of natural resources, by recycling water in our closed loop system and using LED lights instead of conventional lightbulbs to accelerate crop growth and yield, when necessary. In addition, the inventory management component of GreenThumb allows us to manage inventory levels, order quantities and fill rates while maximizing truck loads. This means that we are better able to control shipping our products in full truck loads and retailer backhaul programs, thus eliminating multiple deliveries and decreasing the excess emission of greenhouse gases that would result from many partially full trucks delivering our products. Together, these elements of our production and distribution process are intended to reduce our carbon footprint, or the total amount of greenhouse gases that are generated by our actions, as compared with a legacy farm business.

We believe our focus on our brand “Edible Garden” is a significant differentiator. The brand not only lends itself to our current portfolio of products but allows us to develop other products in the “Consumer Brands” category. Our focus on sustainability, traceability, and social contribution, which we define as an ongoing effort to improve employee relations, working conditions, and local communities, presents our value proposition to our customers and supermarket partners and distributors. We have recently leveraged our brand recognition to offer more consumer products that are in many cases co-manufactured, such as sauces, fermented products and flavor enhancers.

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RECENT DEVELOPMENTS

Reverse Stock Split

As of March 3, 2025, we effected a 1-for-25 reverse stock split (the “Reverse Stock Split”) of our outstanding common stock. The conversion or exercise prices of our issued and outstanding stock options and warrants were adjusted in connection with the reverse stock split. All historical share and per share amounts reflected throughout this Annual Report on Form 10-K have been adjusted to reflect the Reverse Stock Split.

Nasdaq Compliance

On October 21, 2024, we received a letter from Listing Qualifications Staff (the “Staff”) of Nasdaq indicating that, based on the closing bid price of our common stock for 30 consecutive business days, we no longer meet Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of at least $1.00 per share, (the “Bid Price Rule”). Under Nasdaq Listing Rule 5810(c)(3)(A)(iv), because we effected reverse stock splits in the last two years with a cumulative ratio greater than 250 shares to 1, we were not eligible for any compliance period to regain compliance with the Bid Price Rule. On October 28, 2024, we submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the delisting notice from the Staff. On January 14, 2025, we attended our hearing with Nasdaq February 12, 2025, we received written notification (the “Notice”) from Nasdaq that the Panel granted an extension for us to regain compliance with the Bid Price Rule until March 31, 2025, subject to additional conditions outlined in the Notice. The extension by the Panel is contingent on us achieving certain milestones and notifying Nasdaq of such achievement. If the Company is not successful at satisfying these milestones within the prescribed time, the Panel may revoke the extension. There can be no assurance that we will ultimately meet all applicable criteria for continued listing on Nasdaq. The Panel may determine to delist our securities from Nasdaq.

Proposed Transaction with the Narayan Group

On March 4, 2025, we announced that we are continuing our pursuit of acquiring the Narayan Group, a sustainable food producer based in Slovenia with operations in Europe and Asia. In connection with the proposed transaction, on February 12, 2025, we advanced the Narayan Group $190,000 to support its operations and the Narayan Group issued a promissory note in favor of us in the principal amount of $190,000. The promissory note accrues interest at a rate of 6.0% per annum until June 30, 2025, after which interest will accrue at a rate of 10.0% per annum if the parties have not entered into a definitive agreement with respect to the proposed transaction. In that event, the Narayan Group is obligated to pay the outstanding principal and accrued interest in 12 equal monthly installments beginning on July 1, 2025. If the transaction is completed, we would acquire 100% of the share capital of the Narayan Group in exchange for issuing Narayan Group shareholders shares of our common stock.

Equity Distribution Agreement

On January 31, 2025, the Company entered into an Equity Distribution Agreement (the “EDA”) with Maxim Group LLC, as sales agent (“Maxim”), pursuant to which the Company may, from time to time, issue and sell shares of common stock through the Agent in an at-the-market offering of up to $2,516,470. To date, the Company has received net proceeds of $1.167 million after deducting the Agent’s commission of 3.5% of the gross proceeds and other offering expenses from the sale of shares of common stock under the EDA.

Warrant Inducement Transaction

On December 23, 2024, we entered into an inducement letter agreement (the “Inducement Letter Agreement”) with an institutional investor and existing holder (the “Holder”) of existing Class B warrants originally issued on September 30, 2024 (the “Existing Warrants”) to purchase 333,200 shares of common stock. Pursuant to the Inducement Letter Agreement, the Holder agreed to exercise the Existing Warrants for cash at the exercise price of $9.00 per share in consideration for our agreement to issue: (i) new unregistered five-year warrants to purchase up to an aggregate of 333,200 shares of common stock at an exercise price of $9.00 per share (the “New Class A Warrants”), and (ii) new unregistered eighteen-month warrants to purchase up to an aggregate of 333,200 shares of common stock at an exercise price of $9.00 per share (the “New Class B Warrants”). The New Class A Warrants were immediately exercisable upon issuance and have a term of five years from the issuance date, and the New Class B Warrants were immediately exercisable and have a term of eighteen months from the issuance date. On December 23, 2024, we completed the warrant inducement transaction and received net proceeds of approximately $2.8 million.

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Cedar Cash Advance Agreement

On December 4, 2024, we entered into a standard merchant cash advance agreement (the “Cedar III Agreement”) with Cedar Advance LLC (“Cedar”), pursuant to which we agreed to sell $2,485,000 of future accounts receivable to Cedar in exchange for a purchase price of $1,750,000, less fees and expenses of $87,500, for net funds provided of $1,662,500. A portion of the net proceeds of the Cedar III Agreement were used to satisfy the remaining future accounts receivable of $523,150 to which Cedar was entitled under the amended and restated standard merchant cash advance agreement with Cedar, dated as of May 3, 2024. Weekly, we are required to pay Cedar 25.0% of all funds collected from customers for the sale of goods and services. Weekly, Cedar is authorized to withdraw $65,395 of funds from our bank account until such time a reconciliation is provided calculating the 25.0% of collections owed to Cedar or until the total balance of $2,485,000 is repaid. The Cedar III Agreement is collateralized by our cash and receivable accounts.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management’s estimates are based on historical experience, the relevant information available at the end of each period, and their judgment. Although management believes the judgment applied in preparing estimates is reasonable based on circumstances and information known at the time, actual results could differ materially from these estimates under different assumptions or market conditions.

The most significant accounting estimates involve a high degree of judgment or complexity. Management believes the estimates and judgments most critical to the preparation of our consolidated financial statements and to the understanding of our reported financial results include allowance for doubtful accounts. The following are the accounting estimates most critical to the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company does not offer returns, discounts, loyalty programs or other sales incentive programs that are material to revenue recognition. Payments from our customers are due upon delivery or within a short period after delivery.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Our fixed assets, which are comprised of leasehold improvements, equipment and vehicles, have useful lives of five years.  Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

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The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its property, equipment and leasehold improvements may not be recoverable in accordance with the provisions of Accounting Standards Codification (“ASC”) 360, “Property, Plant, and Equipment.” When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Income Taxes

The provision for income taxes is determined in accordance with ASC 740, “Income Taxes.” The Company files a consolidated United States federal income tax return.  The Company provides for income taxes based on enacted tax law and statutory tax rates at which items of income and expense are expected to be settled in our income tax return.  Certain items of revenue and expense are reported for Federal income tax purposes in different periods than for financial reporting purposes, thereby resulting in deferred income taxes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has incurred net operating losses for financial reporting and tax-reporting purposes. At December 31, 2024 and December 31, 2023, such net operating losses were offset entirely by a valuation allowance.

The Company recognizes uncertain tax positions based on a benefit recognition model.  Provided that the tax position is deemed more likely than not of being sustained, the Company recognizes the largest amount of tax benefit that is greater than 50.0% likely of being ultimately realized upon settlement. The tax position is derecognized when it is no longer more likely than not of being sustained. The Company classifies income tax related interest and penalties as interest expense and selling, general and administrative expense, respectively, on the consolidated statements of operations.

RESULTS OF OPERATIONS

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue	$13,857	$14,049
Cost of goods sold	11,545	13,227
Gross Profit	2,312	822
Selling, general and administrative expenses	11,587	10,009
Impairment loss	-	686
Loss from operations	(9,275)	(9,873)
Other income / (expense)
Interest expense, net	(1,219)	(390)
Gain / (Loss) from extinguishment of debt	(562)	70
Other income / (loss)	5	5
Total other income (expense)	(1,776)	(315)
NET LOSS	$(11,051)	$(10,188)

Revenue

Revenue was $13.86 million for the year ended December 31, 2024, a decrease of $192 thousand, or 1.4%, compared with $14.05 million for the year ended December 31, 2023. The decrease was primarily attributed to our strategic shift away from our lettuce and floral product lines.  Combined, the exit from these categories drove a $1.65 million decrease in revenue for the year ended December 31, 2024 compared to the year ended December 31, 2023.  In addition, our vitamin business experienced a decrease of $0.28 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. This decrease was offset by growth in our core herb business of $1.75 million for the year ended December 31, 2024.

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Cost of goods sold

Cost of goods sold decreased $1.68 million, or 12.7% to $11.55 million for the year ended December 31, 2024, compared with $13.23 million for the year ended December 31, 2023. The decrease was primarily due to the reduction of our reliance on third-party growers by bringing our Edible Garden Heartland facility fully online to produce our herb product portfolio along with our shift away from low margin floral and lettuce products.  These strategic decisions drove a decrease of $4.1 million offset by an increase of $2.4 million in costs related to the integration of these activities into our owned facilities.

Gross profit

Gross profit increased by $1.49 million, or 181.3%, to $2.31 million, or 16.7% of sales, for the year ended December 31, 2024, compared with $822 thousand, or 5.9% of sales, for the year ended December 31, 2023. The improvement in margins was primarily attributed to our strategic decisions in 2024, detailed above in Cost of goods sold.

Selling, general and administrative

Selling, general and administrative (“SG&A”) expenses increased by $1.58 million, or 15.8%, to $11.59 million for the year ended December 31, 2024, compared with $10.01 million for the year ended December 31, 2023. The increase was driven by higher legal, audit and accounting fees of $0.9 million related to our capital market activities and $0.7 million of severance related to the departure of our Chief Financial Officer in 2024.

Impairment Loss

During the year ended December 31, 2023, management completed an impairment analysis and recorded an impairment loss of $686 thousand for certain fixed assets acquired from our predecessor company, Edible Garden Corp. This loss reflects the difference between the previous book value of the assets and the estimated salvage value. No impairment of fixed assets was identified during the year ended December 31, 2024.

Loss from operations

Higher gross profit, partially offset by higher SG&A costs, resulted in a $598 thousand decrease in loss from operations to $9.28 million for the year ended December 31, 2024 as compared to the $9.87 million loss from operations recognized during the year ended December 31, 2023.

Interest expense

Interest expense was $1.22 million for the year ended December 31, 2024, compared to $390 thousand for the year ended December 31, 2023. The increase in interest expense was due to our entering into and refinancing of the standard merchant cash advance agreements with Cedar (the “Cedar Agreements”). We incurred approximately $1.02 million in interest expense under the Cedar Agreements during 2024, compared to $390 thousand of interest expense paid to our lenders in 2023. See Note 7 to our financial statements.

Loss from extinguishment of debt

During the year ended December 31, 2024, the Company recognized a loss from extinguishment of debt of $562 thousand from modifications to our agreements with Cedar. See Note 7 to our financial statements. During the year ended December 31, 2023, the Company recognized a gain from the extinguishment of debt of $70 thousand by prepaying a promissory note owed to Sament Capital Investments. See Note 7 to our financial statements for additional details.

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Net loss

Net loss was $11.05 million for the year ended December 31, 2024, compared with a net loss of $10.19 million for the year ended December 31, 2023. The reasons for the increase in net loss are explained above.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern Considerations

We have incurred significant losses since our inception. We have experienced net losses of approximately $11.05 million during the year ended December 31, 2024 and $10.19 million during the year ended December 31, 2023. We expect our capital and operational expenses to remain at historical levels as a percent of revenue in the future due to expected sales and marketing expenses, operational costs, packhouse construction costs, costs to continue our growth strategy, and general and administrative costs. Therefore, we believe our operating losses will continue through the near term.

The risks and uncertainties surrounding our ability to continue our business with limited capital resources raises substantial doubt as to our ability to continue as a going concern for twelve months from the issuance of these financial statements. To date, we have financed our operations with the proceeds from debt financings, public and private securities offerings, and operations, among other sources. If we are unable to raise additional capital, we believe that the existing cash will fund operations into the third quarter of 2025 and will not be sufficient to fund our operations through the next twelve months beyond the date of the issuance of our consolidated financial statements. Our operations have consumed substantial amounts of cash since inception. The net cash used in operating activities was $8.52 million and $8.53 million during the years ended December 31, 2024 and 2023, respectively. Our financial statements have been prepared on a “going concern” basis, which implies we may not continue to meet our obligations and continue our operations for the next twelve months. Our consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment. These factors, among others, may make it difficult to raise any additional capital and may cause us to be unable to continue to operate our business.

There is no assurance that we will ever be profitable or that debt or equity financing will be available to us in the amounts, on terms, and at times deemed acceptable to us, if at all. The issuance of additional equity or equity-linked securities by us would result in significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, would increase our liabilities and future cash commitments and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, expending capital, or declaring dividends, or which impose financial covenants on us that limit our ability to achieve our business objectives. If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, we may be unable to continue our business as planned and as a result may be required to scale back or cease operations, which could cause our stockholders to lose some or all of their investment in us. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

Liquidity

The Company’s primary liquidity requirements are for working capital, continued investments in capital expenditures, and other strategic investments. Although income taxes are not currently a significant use of funds, after the benefits of our net operating loss carryforwards are fully recognized, they could become a material use of funds, depending on our future profitability and future tax rates. The Company’s liquidity needs have been met primarily through public equity offerings, term loan borrowings, convertible notes, and related party loans.

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As of December 31, 2024 and December 31, 2023, we had $3.5 million and $510 thousand in cash and cash equivalents available, respectively. During the year ended December 31, 2024, we used $8.5 million of cash for operating activities. As of December 31, 2024 and 2023, we had working capital of $1.17 million and a working capital deficit of $257 thousand, respectively. As of December 31, 2024 and December 31, 2023, we had $2.56 and $4.45 million of total gross debt outstanding, respectively. To meet our cash needs, we are implementing cost savings strategies and in January 2025, we entered into the EDA with the Agent to sell shares of our common stock in an at-the-market offering for an aggregate offering price of up to $2.516 million. In addition, in March, May and December 2024, we entered into and refinanced the Cedar Agreements and received $4.4 million in cash proceeds by selling $6.46 million of trade receivables to Cedar. See Note 7 to our financial statements for additional details.

We may not be able to access the capital markets in the future on commercially acceptable terms or at all. Our ability to fund future operating expenses and capital expenditures and our ability to meet future debt service obligations or refinance our indebtedness will depend on our future operating performance, which will be affected by general economic, financial and other factors beyond our control, including those described under “Risk Factors” in this Annual Report on Form 10-K.

Capital Resources

On December 23, 2024, we entered into the Inducement Letter Agreement with the Holder of the Existing Warrants to purchase 333,200 shares of our common stock for total proceeds of $2.999 million. Maxim received an aggregate cash fee equal to 7.0% of the $2.999 million in total proceeds received from the exercise of the Existing Warrants exercised in connection with the Inducement Letter Agreement. See Note 8 to our financial statements for additional details.

On March 14, 2024, we entered into a standard merchant cash advance agreement with Cedar, pursuant to which we agreed to sell $1,491,000 of trade receivables to Cedar in exchange for $1,000,000 of cash proceeds, after deducting $50,000 for underwriting fees and other transaction expenses. On May 7, 2024, we entered into an amended and restated standard merchant cash advance agreement with Cedar (the “Cedar II Agreement”), pursuant to which we sold Cedar an additional $994,000 of our future accounts receivable for a purchase price of $700,000, less aggregate fees and expenses of $87,500, for additional net funds provided of $544,250, bringing the total financing with Cedar to $2,485,000 in accounts receivable sold for $1,544,250 of net funds provided. On December 4, 2024, we entered into the Cedar III Agreement with Cedar, pursuant to which we sold to Cedar $2.485 million of our future accounts receivable for a purchase price of $1.75 million, less fees and expenses of $87,500, for total net funds provided of $1.663 million. A portion of the net proceeds of the Cedar III Agreement were used to satisfy the remaining future accounts receivable $523 thousand to which Cedar was entitled under the Cedar II Agreement. See Note 7 to our financial statements for additional details.

On September 30, 2024, we closed a best-efforts public offering (the “September Offering”). Gross proceeds from the September Offering, before deducting placement agent fees and estimated offering expenses, were approximately $5.6 million. See Note 8 to our financial statements for additional details.

On May 23, 2024, we completed a best-efforts public offering (the “May Offering”). Gross proceeds from the May Offering, before deducting placement agent fees and estimated offering expenses, were approximately $6 million. See Note 8 to our financial statements for additional details.

On February 6, 2024, we entered into an equity distribution agreement with Maxim, pursuant to which we may, from time to time, issue and sell shares of common stock through Maxim in an at-the-market offering for an aggregate offering price of up to $1,146,893. During the year ended December 31, 2024, we sold 7,269 shares of common stock for total gross proceeds of $1,146,890 and paid commissions to the Agent of $40,141.

From time to time, the Company enters into loans to purchase vehicles that are secured by the vehicle purchased. Some of these loans are also personally guaranteed by our Company’s chief executive officer. These loans accrue interest at annual rates ranging from 7.64% to 18.66% and mature on various dates through February 2028.

For more information on our outstanding debt as of December 31, 2024 and December 31, 2023, see Note 7 to our financial statements.

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Cash Flows

Operating activities

During the years ended December 31, 2024 and 2023, cash used for operating activities was $8.5 million and $8.53 million, respectively. Cash used for operating activities during the year ended December 31, 2024 increased $965 thousand, primarily due to a $0.86 million increase in our net loss, offset by a $268 thousand cash impact for changes in our operating assets and liabilities.

Investing activities

During the years ended December 31, 2024 and 2023, cash used in investing activities was $303 thousand and $1.022 million, respectively. The decrease in cash used for investing activities was driven by lower spending for fixed assets and leasehold improvements.

Financing activities

During the years ended December 31, 2024 and 2023, cash provided by financing activities was $11.84 million and $9.95 million, respectively. The increase of $2.87 million in cash provided by financing activities was primarily driven by an increase of $3.98 million of proceeds from the issuance of debt and an increase of $3.84 million in cash received for warrant exercises. These increases were offset by an increase of $4.49 million in payments of debt principal and debt issuance costs and a $452 thousand decrease in cash received from the sale of common stock, net of fees and commissions paid.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information required by this Item.

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Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EDIBLE GARDEN AG INCORPORATED

41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Edible Garden AG Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Edible Garden AG Incorporated (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 12, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

Costa Mesa, California

March 31, 2025

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EDIBLE GARDEN AG INCORPORATED

 CONSOLIDATED BALANCE SHEETS

(in thousands, except shares)

	December 31,	December 31,
	2024	2023

ASSETS

Current assets:
Cash	$3,530	$510
Accounts receivable, net	1,968	1,249
Inventory, net	1,544	678
Prepaid expenses and other current assets	335	210

Total current assets	7,377	2,647

Property, equipment and leasehold improvements, net	3,145	3,893
Operating lease right-of-use assets	1,202	35
Finance lease right-of-use assets	114	-
Intangible assets, net	43	47
Other assets	34	34

TOTAL ASSETS	$11,915	$6,656

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
LIABILITIES:
Current liabilities:
Accounts payable and other accrued expenses	$4,018	$2,483
Current maturities of operating lease liabilities	212	34
Current maturities of finance lease liabilities	41	-
Short-term debt, net of discounts	1,939	387

Total current liabilities	6,210	2,904

Long-term liabilities:
Long-term debt, net of discounts	544	4,040
Long-term operating lease liabilities	992	-
Long-term finance lease liabilities	75	-

Total long-term liabilities	1,611	4,040

Total liabilities	7,821	6,944

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock ($0.0001 par value, 100,000,000 shares authorized, 1,065,402 and 11,411 shares outstanding as of December 31, 2024 and December 31, 2023, respectively (1))	4	1
Series A Convertible Preferred stock ($0.0001 par value, 10,000,000 shares authorized; nil shares outstanding as of December 31, 2024 and December 31, 2023)	-	-
Additional paid-in capital	44,942	29,971
Obligation to issue shares	459	-
Accumulated deficit	(41,311)	(30,260)

Total stockholders’ equity (deficit)	4,094	(288)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$11,915	$6,656

(1) Adjusted to reflect the stock splits as described in Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

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EDIBLE GARDEN AG INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per-share information)

	Year Ended December 31
	2024	2023

Revenue	$13,857	$14,049
Cost of goods sold	11,545	13,227

Gross profit	2,312	822

Selling, general and administrative expenses	11,587	10,009
Impairment loss	-	686
Loss from operations	(9,275)	(9,873)

Other income (expenses)
Interest expense, net	(1,219)	(390)
Gain (Loss) from extinguishment of debt	(562)	70
Other income / (loss)	5	5
Total other income (expenses)	(1,776)	(315)

NET LOSS	$(11,051)	$(10,188)
Deemed dividend on warrants	(3,873)	-
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(14,924)	$(10,188)

Net Income / (Loss) per common share - basic and diluted (1)	$(68.38)	$(1,541.79)

Weighted-Average Number of Common Shares Outstanding – Basic and Diluted (1)	218,266	6,608

(1) Adjusted to reflect the stock splits as described in Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

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EDIBLE GARDEN AG INCORPORATED

 CONSOLIDATED STATEMENT OF STOCKHOLDERS’  EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023

(in thousands, except for shares) (1)

	Common Stock		Additional Paid-In	Obligation to Issue	Accumulated
	Shares	Amount	Capital	Shares	Deficit	Total
Balance at December 31, 2023	11,411	$1	$29,971	$-	$(30,260)	$(288)

Issuance of common stock and warrants in public offerings, net of expenses	267,106	1	10,277	-	-	10,278
Exercises of common stock warrants, net of expenses	751,320	2	3,378	459	-	3,839
Sale of common stock pursuant to Equity Distribution Agreement, net of fees	7,268	-	1,147	-	-	1,147
Issuance of common stock as payment of severance	140	-	25	-	-	25
Issuance of common stock for fees and compensation	25,241	-	144	-	-	144
Issuance of common stock to round up shares due to stock split	2,916	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(11,051)	(11,051)
Balance at December 31, 2024	1,065,402	$4	$44,942	$459	$(41,311)	$4,094

	Common Stock		Additional Paid-In	Obligation to Issue	Accumulated
	Shares	Amount	Capital	Shares	Deficit	Total
Balance at December 31, 2022	725	$-	$17,892	$-	$(20,072)	$(2,180)

Issuance of common stock and warrants in public offerings, net of expenses	8,939	1	11,978	-	-	11,979
Issuance of common stock for fees and compensation	24	-	105	-	-	105
Cashless exercise of common stock warrants	1,722	-	-	-	-	-
Series A Preferred dividend	-	-	(4)	-	-	(4)
Net Income (Loss)	-	-	-	-	(10,188)	(10,188)
Balance at December 31, 2023	11,411	$1	$29,971	$-	$(30,260)	$(288)

(1) Adjusted to reflect the stock splits as described in Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

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EDIBLE GARDEN AG INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(11,051)	$(10,188)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	122	38
Depreciation and amortization	1,076	1,489
Amortization of operating lease right of use asset	87	92
Amortization of debt discount	1,067	11
(Gain) / Loss on extinguishment of debt	562	(70)
Impairment loss	-	686
Stock-based compensation	144	31
Stock issued for payment of severance	25	-
Stock issued to Directors	-	74
Other non-cash expenses	13	5
Change in operating assets and liabilities:
Accounts receivable	(772)	(182)
Inventory	(866)	(92)
Prepaid expenses and other current assets	(200)	(148)
Accounts payable and accrued expenses	1,362	(185)
Operating lease liabilities	(85)	(92)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES	(8,516)	(8,531)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	(303)	(1,022)
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES	(303)	(1,022)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt, including related parties	2,847	175
Payments of debt principal, including related parties	(6,127)	(2,196)
Payment of debt issuance costs	(228)	-
Proceeds from sales of common stock from Equity Distribution Agreement	1,187	-
Payment of commissions related to sale of common stock	(45)	-
Proceeds from common stock and warrants issued in public offering	11,652	12,237
Payment of costs related to public offerings and warrant exchanges	(1,268)	(259)
Proceeds from common stock warrant exercises	3,841	-
Principal payments on finance lease liabilities	(20)	-
Payment of preferred stock dividends	-	(4)
NET CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES	11,839	9,953

NET CHANGE IN CASH	3,020	400
Cash at beginning of period	510	110

CASH AT END OF PERIOD	$3,530	$510

SUPPLEMENTAL DISCLOSURE FOR OPERATING ACTIVITIES:
Cash paid for interest	$184	$341

SUPPLEMENTAL DISCLOSURE FOR NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fixed assets acquired with debt	$-	$152
Lease liabilities arising from obtaining right-of-use-assets	$1,390	$-
Unpaid stock issuance costs	$177	$-
Directors & Officers insurance policy purchased with financing	$75	$-
Receivable for common stock exercises	$68	$-

The accompanying notes are an integral part of the consolidated financial statements.

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EDIBLE GARDEN AG INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, NATURE OF BUSINESS, AND BASIS OF PRESENTATION

Organization and Recent Developments

Edible Garden Corp., a Nevada corporation, was incorporated on April 9, 2013. On March 28, 2020, Edible Garden Inc., a Wyoming corporation, was incorporated for the purpose of acquiring substantially all of the operating assets of Edible Garden Corp., which was a separately identified reportable segment of its parent company Blum Holdings, Inc. (formerly known as Terra Tech Corporation). The acquisition was completed on March 30, 2020. Prior to March 30, 2020, Edible Garden AG Incorporated had no operations. Hereafter, Edible Garden AG Incorporated and its subsidiaries will collectively be referred to as “Edible Garden,” “we,” “us,” “our,” or the “Successor.” Edible Garden Corp., a wholly owned subsidiary of Blum Holdings, Inc. will be referred to as the “Predecessor.” Throughout these financial statements, the Successor and the Predecessor are also referred to as “the Company” and used interchangeably, unless otherwise noted. On October 1, 2024, the Company acquired the Predecessor for the nominal price of $1.00. See Note 9, “Leases” for additional information.

We authorized 100,000 shares of common stock, par value $0.0001 per share (“common stock”), at formation. On October 14, 2020, we simultaneously declared a 20-for-1 forward stock split of our common stock and increased the number of authorized common shares to 20,000,000. On June 30, 2021, we simultaneously (1) converted Edible Garden from a Wyoming into a Delaware corporation, (2) declared a 1-for-2 reverse stock split of our common stock, and (3) increased the total number of authorized common shares to 50,000,000. On September 8, 2021, we simultaneously declared a 20-for-1 forward stock split of our common stock and increased the number of authorized common shares to 200,000,000. On January 18, 2022, the Company’s board of directors and stockholders approved a 1-for-5 reverse stock split of its outstanding common stock, which became effective on May 3, 2022. On January 26, 2023, we effected a reverse stock split of 1-for-30 and decreased the total number of authorized common shares to 6,666,667. On June 8, 2023, we increased the number of authorized shares of common stock from 6,666,667 shares to 10,000,000 shares.

On November 10, 2023, we increased the total number of authorized shares of capital stock of the Company from 20,000,000 to 110,000,000 and increased the total authorized shares of common stock from 10,000,000 shares to 100,000,000 shares. On April 5, 2024, we declared a 1-for-20 reverse stock split of our outstanding common stock and on March 3, 2025, we declared a 1-for-25 reverse stock split of our outstanding common stock. The conversion or exercise prices of our issued and outstanding warrants were adjusted in connection with the reverse stock split.

All historical share and per share amounts reflected throughout this report have been adjusted to reflect the stock splits described above.

Nature of Business

Edible Garden is a retail seller of locally grown hydroponic produce, nutraceuticals and hot sauce, which is distributed throughout the Northeast and Midwest. Currently, Edible Garden’s products are sold at over 5,000 supermarkets. Our target customers are individuals seeking fresh produce locally grown using environmentally sustainable methods.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of operations and cash flows for the years ended December 31, 2024 and 2023 have been included.

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Going Concern

The accompanying financial statements have been prepared assuming that we will continue as a going concern. In an effort to achieve liquidity that would be sufficient to meet all of our commitments, the Company may seek funding through additional debt or equity financing arrangements, implement incremental expense reduction measures or a combination thereof to continue financing its operations.

However, we believe that even after taking these actions, we will not have sufficient liquidity to satisfy all of our future financial obligations. The risks and uncertainties surrounding our ability to continue our business with limited capital resources raise substantial doubt as to our ability to continue as a going concern. See Note 12, “Going Concern” for additional information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Implemented Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280, “Segment Reporting” on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this ASU effective January 1, 2024 retrospectively to all periods presented in financial statements. Adoption of this ASU did not have a material impact on our financial statement disclosures.

Recently Issued Accounting Pronouncements to Be Adopted in Future Periods

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. We are currently evaluating the impact of this ASU and expect to adopt this ASU for the year ending December 31, 2025.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities to disclose, for interim and annual reporting periods, additional information about certain income statement expense categories. The requirements are effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Entities are permitted to apply either the prospective or retrospective transition methods. We are currently evaluating the impact that the adoption of this ASU will have on our consolidated financial statements.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reported period. Changes in these estimates and assumptions may have a material impact on the consolidated financial statements and accompanying notes.

Examples of significant estimates and assumptions include provisions for doubtful accounts, accrued liabilities, discount rates used in the measurement and recognition of lease liabilities and valuation of our warrants. These estimates generally involve complex issues and require us to make judgments, involving an analysis of historical and future trends, that can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from our estimates.

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Trade and other Receivables

The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the consolidated balance sheets net of an allowance for doubtful accounts. The Company analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends, in determining the allowance for doubtful accounts. The Company does not accrue interest receivable on past due accounts receivable. The reserve for credit losses was $202,622 and $136,858 as of December 31, 2024 and December 31, 2023, respectively.

Concentration of Credit Risk

During the year ended December 31, 2024, four customers accounted for approximately 82.0% of our total revenue, 44.0% of which was attributed to sales to one customer. During the year ended December 31, 2023, five customers accounted for approximately 83.1% of our total revenue, 44.4% of which was attributed to sales to one customer. As of December 31, 2024, approximately 87.5% of our gross outstanding receivables were attributed to five customers, 45.6% of which was due from one customer. As of December 31, 2023, approximately 80.4% of our gross outstanding receivables were attributed to four customers, 41.1% of which was due from one customer. This concentration of customers leaves us exposed to the risks associated with the loss of one or more of these significant customers, which would materially and adversely affect our revenues and results of operations.

The Company maintains a cash balance in a financial institution that is insured by the Federal Deposit Insurance Corporation up to certain federal limitations. At times, the Company’s cash balance exceeds these federal limitations. The amount in excess of insured limitations was approximately $3.2 million and $0.4 million as of December 31, 2024 and December 31, 2023, respectively.

Inventory

We value our inventory at the lower of the actual cost of our inventory, as determined using the first-in, first-out method, or its net realizable value. We periodically review our physical inventory for excess, obsolete, and potentially impaired items and reserve accordingly. Our reserve estimate for excess and obsolete inventory is based on expected future use. Our reserve estimates have historically been consistent with our actual experience as evidenced by actual sale or disposal of the goods. The reserve for excess and obsolete inventory was not material as of December 31, 2024 or 2023.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advertising, insurance, and service or other contracts requiring up-front payments.

Property, Equipment and Leasehold Improvements, Net

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Our fixed assets, which are comprised of leasehold improvements, equipment and vehicles, have useful lives of five years.

Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its property, equipment and leasehold improvements may not be recoverable in accordance with the provisions of Accounting Standards Codification (“ASC”) 360, “Property, Plant, and Equipment.” When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. See Note 4, “Property, Equipment and Leasehold Improvements, Net” for further information.

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Intangible Assets

Intangible assets continue to be subject to amortization, and any impairment is determined in accordance with ASC 360, “Property, Plant, and Equipment,” intangible assets are stated at historical cost and amortized over their estimated useful lives. The Company uses a straight-line method of amortization, unless a method that better reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up can be reliably determined.

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, we group our amortizable intangible assets with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the intangible asset (asset group) exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset (asset group), the Company will write the carrying value down to the fair value in the period the impairment is identified.

Revenue Recognition and Performance Obligations

Revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company does not offer returns, discounts, loyalty programs or other sales incentive programs that are material to revenue recognition. Payments from our customers are due upon delivery or within a short period after delivery.

Disaggregation of Revenue

The following table includes revenue disaggregated by revenue stream for the years ended December 31, 2024 and 2023:

	(in thousands)
	Year Ended,
	December 31, 2024	December 31, 2023
Herbs, Produce & Floral	$12,186	$12,340
Vitamins and Supplements	1,671	1,709
Total	$13,857	$14,049

Contract Balances

Due to the nature of the Company’s revenue from contracts with customers, the Company does not have material contract assets or liabilities that fall under the scope of ASC Topic 606.

Contract Estimates and Judgments

On January 1, 2024, the Company and Meijer Distribution, Inc. (the “Buyer”) entered into two agreements pursuant to which the Company will supply and sell products to the Buyer (the “Agreements”). Under the Agreements, the Company sells (i) fresh cut herbs, including basil, bay leaves, chives, cilantro, dill, mint, oregano, rosemary, sage, thyme; (ii) hydroponic basil; and (iii) potted herbs, including basil, chives, cilantro, mint, oregano, parsley, rosemary, sage, thyme, wheatgrass; in quantities and on a delivery schedule requested by the Buyer at prices per unit set in advance by the Company and the Buyer. Under the Agreements, the Company and the Buyer will renegotiate the prices for each unit annually, provided that the price per unit will not increase or decrease at a rate greater than the change in the relevant Consumer Price Index in that year. Once set, the pricing terms will remain fixed for the remainder of the year. Any price increases will take effect after sixty days and any price decrease will be effective immediately. If the Company and the Buyer are unable to mutually agree on price increases, the Company will have the power to terminate the Agreements immediately.

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In addition, under the agreement governing the purchase of potted herbs, the Company agreed to fund the installation of fixtures in each of the Buyer’s stores to display the potted herbs in an aggregate amount of $806,947. These payments were made as a weekly deduction from the Company’s receivables from the Buyer.

The Agreements became effective as of January 1, 2024 and expire on December 31, 2026. The Agreements may be renewed for an additional two-year term upon the mutual agreement of the Company and the Buyer. The Agreements may be terminated by the Buyer without cause upon sixty days’ prior notice.

Management has determined the payments for the fixtures should be treated as a reduction in revenue under the guidance of ASC 606. As we do not expect the agreement to be terminated before the end of the three-year term, the aggregate cost of the fixtures of approximately $806,947 was treated as a reduction in the transaction price of products sold to the Buyer during the three-year term of the contract.

Cost of Goods Sold

Cost of goods sold includes materials, labor and overhead costs incurred in cultivating, producing and shipping our products.

Advertising Expenses

The Company expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses – Advertising Cost.” During the years ended December 31, 2024 and 2023, advertising expenses totaled $244,068 and $60,601, respectively.

Loss Per Common Share

In accordance with the provisions of ASC 260, “Earnings Per Share,” net loss per share is computed by dividing net loss by the weighted-average shares of common stock outstanding during the period. During a loss period, the effect of the potential exercise of stock options, warrants, convertible preferred stock, and convertible debt are not considered in the diluted loss per share calculation since the effect would be anti-dilutive. The results of operations were a net loss for the years ended December 31, 2024 and 2023. Therefore, the basic and diluted weighted-average shares of common stock outstanding were the same for both years. However, if diluted earnings per share had been reported for the years ended December 31, 2024 and 2023, the calculations would have excluded warrants to purchase 1,744,337 and 7,174 shares of common stock, respectively, because the exercise prices were greater than the average market price of the common shares.

Income Taxes

The provision for income taxes is determined in accordance with ASC 740, “Income Taxes”. The Company files a consolidated United States federal income tax return. The Company provides for income taxes based on enacted tax law and statutory tax rates at which items of income and expense are expected to be settled in our income tax return. Certain items of revenue and expense are reported for Federal income tax purposes in different periods than for financial reporting purposes, thereby resulting in deferred income taxes. Deferred income taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has incurred net operating losses for financial-reporting and tax-reporting purposes. At December 31, 2024 and 2023, such net operating losses were offset entirely by a valuation allowance.

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The Company recognizes uncertain tax positions based on a benefit recognition model. Provided that the tax position is deemed more likely than not of being sustained, the Company recognizes the largest amount of tax benefit that is greater than 50.0% likely of being ultimately realized upon settlement. The tax position is derecognized when it is no longer more likely than not of being sustained. The Company classifies income tax related interest and penalties as interest expense and selling, general and administrative expense, respectively, on the consolidated statements of operations.

NOTE 3 – INVENTORY

Inventory as of December 31, 2024 and 2023 consisted of the following:

	(in thousands)
	December 31,	December 31,
	2024	2023

Raw materials	$1,000	$341
Work-in-progress	517	258
Finished goods	27	79

Total inventory	$1,544	$678

NOTE 4 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements as of December 31, 2024 and 2023 consisted of the following:

	(in thousands)
	December 31,	December 31,
	2024	2023
	$-	$-
Furniture and equipment	1,330	1,276
Computer hardware	10	6
Leasehold improvements	3,134	3,121
Vehicles	456	456
Land	202	202
Construction in progress	410	182

Subtotal	5,542	5,243
Less accumulated depreciation	(2,397)	(1,350)
Property, equipment and leasehold improvements, net	$3,145	$3,893

Depreciation expense related to property, equipment and leasehold improvements for the years ended December 31, 2024 and 2023 was $1,050,341 and $1,485,583, respectively.

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NOTE 5 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of December 31, 2024 and 2023:

		(in thousands)
	Estimated	December 31, 2024			December 31, 2023
	Useful Life in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Amortizing Intangible Assets:
Pulp brand recipes	15	$50	$(7)	$43	$50	$(3)	$47
Non-compete agreement	2	62	(62)	-	62	(62)	-

Total Intangible Assets, net		$112	$(69)	$43	$112	$(65)	$47

Amortization expense for the years ended December 31, 2024 and 2023 was $3,333. Annual amortization expense for each of the next five years is estimated to be $3,333 and thereafter $26,667.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of December 31, 2024 and 2023:

	(in thousands)
	December 31, 2024	December 31, 2023

Accounts payable	$2,290	$1,233
Accrued interest payable	1	32
Accrued payroll	302	270
Accrued severance	75	-
Accrued vacation	133	80
Accrued transaction expenses	177	-
Other accrued expenses	175	3
Employee retention credit funds	865	865

Total Accounts Payable and Accrued Expenses	$4,018	$2,483

The Employee Retention Credit, as originally enacted on March 27, 2020 by the CARES Act, is a refundable tax credit against certain employment taxes equal to 50% of the qualified wages an eligible employer pays to employees after March 12, 2020 and before January 1, 2021. The Taxpayer Certainty and Disaster Tax Relief Act (the “Relief Act”), enacted on December 27, 2020, amended and extended the Employee Retention Credit. On March 1, 2021, the IRS released Notice 2021-20 to provide guidance on the original Employee Retention Credit, as modified by the Relief Act. During the second quarter of 2023, we filed Forms 941-X to claim total credits of $1,145,707 plus accrued interest on qualified wages paid during 2020 and 2021, of which $864,832 was collected prior to December 31, 2023. As management believes there is doubt as to the Company’s eligibility to claim these credits, the funds received prior to December 31, 2023 are included in current liabilities.

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NOTE 7 – NOTES PAYABLE

Notes payable consisted of the following as of December 31, 2024 and 2023:

	(in thousands)
	December 31,	December 31,
	2024	2023
Secured promissory note	$-	$3,106
Future receivables financing agreement with Cedar Advance, LLC	2,223	-
NJD Investments, LLC promissory note	564	864
SBA loan	150	150
Vehicle loans	240	325
Insurance financing agreement	26	-
Total Gross Debt	$3,203	$4,445
Less: Debt discount	(639)
Less: Gross short term debt	(2,020)	(387)
Less: Long-term debt discount	-	(18)
Net Long Term Debt	$544	$4,040

Scheduled maturities of long-term debt as of December 31, 2024 are as follows (in thousands):

Years Ending December 31,	Cedar Advance, LLC loan	NJD Investments, LLC Promissory Note	SBA Loan	Insurance Financing	Vehicle Loans	Total
2025	2,223	316	-	26	92	2,657
2026	-	248	-	-	82	330
2027	-	-	-	-	59	59
2028	-	-	-	-	7	7
Thereafter	-	-	150	-	-	150
Total	$2,223	$564	$150	$26	$240	$3,203

Secured Promissory Notes

On March 30, 2020, the Company entered into a promissory note (the “First Sament Note”) for $3,000,000 with Sament Capital Investments, Inc., a wholly owned subsidiary of the Predecessor, (“Sament”) in connection with the acquisition of the Predecessor’s assets. The First Sament Note accrued interest at a rate of 3.5% per annum on a 360-day year basis and had a maturity date of March 30, 2025. The First Sament Note was secured by the Company’s operating assets purchased from the Predecessor. On November 15, 2023, Sament assigned the note to various third parties who are not affiliated with the Company. On September 30, 2024, the Company prepaid the principal and accrued interest due under the First Sament Note with a premium of $155,322. As a result of the agreement, the Company repaid $3,106,458 of outstanding principal and $9,061 of accrued interest. During the year ended December 31, 2024, the Company recognized a loss from extinguishment of debt equal to $163,584 for the premium paid plus the unamortized debt discount on the First Sament Note. As of December 31, 2023, the total outstanding balance of $3,106,458 is included in “Long-term debt, net of discounts” on the consolidated balance sheet. As of December 31, 2023, the unamortized discount related to the First Sament Note was $19,429 and total accrued interest was $9,363.

On June 2, 2020, the Company entered into a promissory note for $653,870 with Sament (the “Second Sament Note”), which accrued interest at a rate of 3.50% per annum and had a maturity date of June 3, 2023. The Second Sament Note was secured by the Company’s operating assets purchased from the Predecessor. During the year ended December 31, 2021, accrued interest of $23,203 was added to the principal of the Second Sament Note. On February 17, 2023, the Company prepaid the principal and accrued interest due under the Second Sament Note in exchange for Sament agreeing to reduce the principal amount of the Second Sament Note by approximately 10%. As a result of the agreement, the Company repaid $606,653 of outstanding principal, and $27,125 of accrued interest, and recognized a gain from extinguishment of the debt of $70,420 during the year ended December 31, 2023.

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Future Receivables Financing Agreement with Cedar Advance LLC

On March 14, 2024, the Company entered into a standard merchant cash advance agreement (the “Cedar Agreement”) with Cedar Advance LLC (“Cedar”), dated as of March 12, 2024, pursuant to which the Company sold to Cedar $1,491,000 of its future accounts receivable for a purchase price of $1,050,000, less fees and expenses of $50,000, for net funds provided of $1,000,000.

Pursuant to the Cedar Agreement, Cedar was expected to withdraw $53,250 a week directly from the Company’s bank account until the $1,491,000 due to Cedar under the Cedar Agreement was paid in full. To secure the Company’s obligations under the Cedar Agreement, the Company granted Cedar a security interest in all accounts, including all deposit accounts, accounts receivable, and other receivables, and proceeds as those terms are defined by Article 9 of the Uniform Commercial Code (the “Collateral”). In addition, the Company agreed not to incur, directly or indirectly, any lien on or with respect to the Collateral. In the event of a default (as defined in the Cedar Agreement), Cedar, among other remedies, can enforce its security interest in the Collateral and demand payment in full of the uncollected receivables purchased plus all fees due under the Cedar Agreement.

On May 7, 2024, the Company entered into an amended and restated standard merchant cash advance agreement (the “Cedar II Agreement”) with Cedar. Pursuant to the terms of the Cedar II Agreement, the Company sold to Cedar a total of $2,485,000 of its future accounts receivable collections for a purchase price of $1,750,000. The Company received cash of $544,250 after pay-off of the remaining amount due under the Cedar Agreement of $1,118,250 and fees and expenses of $87,500. Pursuant to the Cedar II Agreement, the Company was required to pay Cedar 35.0% of all funds collected weekly from customers and Cedar was expected to withdraw $65,395 per week from the Company’s bank account until the $2,485,000 due to Cedar (representing $1,750,000 of principal and $735,000 of interest) under the Cedar II Agreement was paid in full. Except as amended by the Cedar II Agreement, the remaining terms of the Cedar Agreement remained in full force and effect. Management determined the Cedar II Agreement should be accounted for as an extinguishment of debt and recorded a loss on extinguishment of $334,806 during the year ended December 31, 2024.

On December 4, 2024, the Company entered into a standard merchant cash advance agreement (the “Cedar III Agreement”) with Cedar. Pursuant to the terms of the Cedar III Agreement, the Company sold to Cedar a total of $2,485,000 of its future accounts receivable collections for a purchase price of $1,750,000. The Company received cash of $1,139,350 after pay-off of the remaining amount due under the Cedar II Agreement of $523,150 and fees and expenses of $87,500. Pursuant to the Cedar III Agreement, the Company is required to pay Cedar 25.0% of all funds collected weekly from customers and Cedar is expected to withdraw $65,395 per week from the Company’s bank account until the $2,485,000 due to Cedar (representing $1,750,000 of principal and $735,000 of interest) under the Cedar III Agreement is paid in full. Management determined the Cedar III Agreement should be accounted for as an extinguishment of debt and recorded a loss on extinguishment of $63,303 during the year ended December 31, 2024. Accrued interest and unamortized financing fees on the Cedar III Agreement were nil and $78,289 as of December 31, 2024, respectively.

NJD Investments, LLC Promissory Note

On August 30, 2022, the Company entered into a promissory note (the “NJDI Note”) for $1,136,000 with NJDI in connection with its purchase of the assets of 2900 Madison Ave. SE, Grand Rapids, Michigan (“the Property”). The NJDI Note accrues interest at a rate of 5% per annum and will mature on September 1, 2026. The Company may prepay the outstanding amount due at any time without penalty. The Company makes monthly payments of principal and interest of $28,089. The NJDI Note is secured by a mortgage on the Property (the “Mortgage”) and a security interest in the assets owned by the Subsidiary in favor of NJDI (the “Security Agreement”).

In addition, the Company’s obligation to repay the amounts due under the NJDI Note, or up to $1,136,000 plus any accrued interest, is guaranteed by the Company under a guaranty in favor of NJDI (the “Guaranty”) entered into on August 30, 2022. Under the Guaranty, in the event that the Company defaulted on the NJDI Note, the Company would be responsible for any sum remaining due after NJDI foreclosed on the Mortgage and exercised its rights under the Security Agreement.

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During the year ended December 31, 2022, accrued interest of $19,210 was added to the principal of the NJDI Note. As of December 31, 2024 and 2023, $316,067 and $312,149 of the outstanding balance is included in “Short-term debt, net of discounts” and $247,618 and $328,119 is included in “Long-term debt, net of discounts” within the consolidated balance sheets, respectively.

Small Business Administration (“SBA”) Loan

On June 22, 2020, the Company entered into a U.S. Small Business Administration Loan Authorization and Agreement pursuant to which the Company received loan proceeds of $150,000 (the “SBA Loan”). The SBA Loan was made under, and is subject to the terms and conditions of, the Economic Injury Disaster Loan Program, which was a program expanded for COVID-19 relief under the CARES Act and is administered by the U.S. Small Business Administration. The term of the SBA Loan is thirty (30) years with a maturity date of June 22, 2050 and the annual interest rate of the SBA Loan is a fixed rate of 3.75%. Under the terms of the CARES Act, the use of loan proceeds for the SBA Loan is limited to alleviating economic injury caused by the COVID-19 pandemic. The outstanding balance on the SBA Loan of $150,000 is included in “Long-term debt, net of discounts” within the consolidated balance sheets as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, total accrued interest on the SBA Loan was $462 and $18,756, respectively.

Vehicle Loans

During the year ended December 31, 2021, the Company entered into three financing agreements totaling $102,681 for the purchase of vehicles. The loans, which accrue interest at rates of 16.84% - 18.66%, mature in 2026. The loans are secured by the vehicles purchased.

During the year ended December 31, 2022, the Company entered into two financing agreements totaling $158,214 for the purchase of vehicles. The loans, which accrue interest at a rate of 7.64%, mature in 2027. The loans are secured by the vehicles purchased.

During the year ended December 31, 2023, the Company entered into three financing agreements totaling $151,850 for the purchase of vehicles. The loans, which accrue interest at a rate of 10.49%, mature in 2028. The loans are secured by the vehicles purchased.

As of December 31, 2024, $91,902 of the total outstanding balance of the vehicle loans is included within “Short-term debt, net of discounts” and $147,684 is included in “Long-term debt, net of discounts” on the consolidated balance sheet. As of December 31, 2023, $85,885 of the total outstanding balance of the vehicle loans is included within “Short-term debt, net of discounts” and $239,343 is included in “Long-term debt, net of discounts” on the consolidated balance sheet.

NOTE 8 – STOCKHOLDERS’ EQUITY (DEFICIT) AND STOCK-BASED COMPENSATION

September 2024 Public Offering and December 2024 Inducement Letter

On September 30, 2024, the Company closed a best-efforts public offering (the “September Offering”) of (i) 169,626 common units, each consisting of one share of common stock, one Class A warrant (“Class A Warrant”) to purchase one share of common stock and one Class B warrant (“Class B Warrant,” together with the Class A Warrants, the “September Warrants”) to purchase one share of common stock at a purchase price of $9.00 per unit; and (ii) 458,400 pre-funded units, each consisting of one pre-funded warrant to purchase one share of common stock (“September Pre-Funded Warrant”), one Class A Warrant and one Class B Warrant at a purchase price of $8.75 per unit.

The September Warrants have an exercise price of $9.00 per share, are immediately exercisable, and, in the case of Class A Warrants, will expire on September 30, 2029, and in the case of Class B Warrants, will expire on March 30, 2026. The exercise price of the Class A and Class B Warrants is subject to adjustment for stock splits, reverse splits, and similar capital transactions as described in such Warrants. Subject to certain ownership limitations described in the Pre-Funded Warrants, the Pre-Funded Warrants are immediately exercisable and may be exercised at a nominal exercise price of $0.25 per share of common stock any time until all of the Pre-Funded Warrants are exercised in full.

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In connection with the September Offering, on September 27, 2024, the Company also entered into a placement agency agreement pursuant to which Maxim Group LLC (“Maxim”) served as the exclusive placement agent in connection with the September Offering. The Company paid Maxim a cash fee of 7.0% of the aggregate gross proceeds raised at the closing of the September Offering and reimbursement of certain expenses and legal fees in the amount of $80,000. The Company also issued to the placement agent warrants to purchase up to 31,401 shares of common stock (the “Placement Agent Warrants”). The Placement Agent Warrants have an exercise price of $9.00 per share and substantially the same terms as the Class A Warrants, except the Placement Agent Warrants are exercisable beginning March 26, 2025.

The Company received gross proceeds of $5,552,484 from the September Offering and paid underwriting and other fees of $757,326, resulting in net proceeds of $4,795,158.

On December 23, 2024, the Company entered into an inducement letter agreement (the “Inducement Letter Agreement”) with an institutional investor and existing holder (the “Holder”) of Class B warrants to purchase 333,200 shares of the Company’s common stock. Pursuant to the Inducement Letter Agreement, the Holder agreed to exercise the Class B Warrants for cash at the exercise price of $9.00 per share in consideration for the Company’s agreement to issue: (i) new unregistered five-year warrants to purchase up to an aggregate of 333,200 shares of common stock at an exercise price of $9.00 per share (the “New Class A Warrants”), and (ii) new unregistered eighteen-month warrants to purchase up to an aggregate of 333,200 shares of common stock at an exercise price of $9.00 per share (the “New Class B Warrants,” and together with the New Class A Warrants, the “New Warrants”). The New Class A Warrants were immediately exercisable upon issuance and have a term of five years from the issuance date, and the New Class B Warrants were immediately exercisable and have a term of eighteen months from the issuance date. The Company received $3,841,200 of proceeds from the Inducement Letter Agreement and accrued $177,308 for underwriting and other fees as of December 31, 2024. As a result of the Inducement Letter Agreement, the Company recognized a deemed dividend of $3,873,350 during the year ended December 31, 2024.

May 2024 Public Offering

On May 23, 2024, the Company completed a best-efforts public offering (the “May Offering”) of (i) 2,437,000 common units, each consisting of one share of common stock, one Class A warrant (“May Class A Warrant”) to purchase one share of common stock and one Class B warrant (“May Class B Warrant,” together with the May Class A Warrants, the “May Warrants”) to purchase one share of common stock at a purchase price of $56.60 per unit; and (ii) 8,720 pre-funded units, each consisting of one pre-funded warrant to purchase one share of common stock (“May Pre-Funded Warrant”), one May Class A Warrant and one May Class B Warrant at a purchase price of $56.25 per unit.

The May Warrants had an exercise price of $56.50 per share, subject to an exercise price reset, were immediately exercisable, and, in the case of May Class A Warrants, will expire on May 23, 2029, and in the case of May Class B Warrants, will expire on November 23, 2025. The Warrants had an exercise price reset feature whereby if, on June 22, 2024, the exercise price of the May Warrants was greater than the arithmetic average of the volume-weighted average price of the common stock for the prior five days (the “reset price”), the exercise price of the May Warrants would be reduced to the reset price. Pursuant to the reset feature, the exercise price of the May Warrants became $37.25 on June 22, 2024. The exercise price of the May Class A and May Class B Warrants is also subject to adjustment for stock splits, reverse splits, and similar capital transactions as described in such May Warrants.

Subject to certain ownership limitations described in the May Pre-Funded Warrants, the May Pre-Funded Warrants were immediately exercisable and may be exercised at a nominal exercise price of $0.25 per share of common stock any time until all of the May Pre-Funded Warrants are exercised in full.

In connection with the May Offering, on May 22, 2024, the Company also entered into a placement agency agreement pursuant to which Maxim served as the exclusive placement agent in connection with the May Offering. The Company paid Maxim a cash fee of 7.0% of the aggregate gross proceeds raised at the closing of the May Offering and reimbursement of certain expenses and legal fees in the amount of $80,000. The Company also issued May placement agent warrants to purchase up to an aggregate of 5,310 shares of common stock (the “May Placement Agent Warrants”). The May Placement Agent Warrants have an exercise price of $56.50 per share and have substantially the same terms as the May Class A Warrants, except the May Placement Agent Warrants were not subject to an exercise price reset and were exercisable beginning November 18, 2024.

The Company received gross proceeds of $5,998,120 from the May Offering and paid underwriting fees of $499,868, resulting in net proceeds of $5,498,252.

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2024 Equity Distribution Agreement

On February 7, 2024, the Company entered into an Equity Distribution Agreement with Maxim, pursuant to which the Company could offer and sell shares of common stock, having an aggregate offering price of up to $1,146,893 (the “Aggregate Offering Amount”) from time to time through the sales agent. The offering under the Equity Distribution Agreement terminated when the Company sold the Aggregate Offering Amount. Maxim was entitled to compensation at a fixed commission rate of 3.5% of the gross sales price per share sold. During the year ended December 31, 2024, the Company sold 7,268 shares of common stock for total gross proceeds of $1,146,890 and paid commissions to Maxim of $40,141.

2023 Public Offerings

On February 7, 2023, the Company issued an aggregate of 3,238 shares of common stock and warrants to purchase an aggregate of 3,724 shares of common stock (“February Follow-On Warrants”) pursuant to an underwriting agreement between the Company and Maxim, as representative of the underwriters and raised approximately $10.2 million in gross proceeds. The February Follow-On Warrants, which became exercisable on February 7, 2023, grant the holder the right to purchase one share of common stock at an exercise price equal to $3,150 per share. The February Follow-On Warrants expire on February 7, 2028. In addition to customary cashless exercise, the holders had the right to effect an “alternative cashless exercise” on or after April 10, 2023. In an “alternative cashless exercise,” the aggregate number of shares of common stock issuable is equal to the product of (i) the aggregate number of shares of common stock that would be issuable upon exercise of the February Follow-On Warrant if it was exercised for cash and (ii) $12.5. Also on February 7, 2023, the Company issued warrants to Maxim to purchase up to 162 shares of common stock at an exercise price of $3,465 per share. These warrants became exercisable on August 2, 2023 and will expire on February 2, 2028.

During the year ended December 31, 2023, the Company issued 1,722 shares of common stock to the holders who exercised 3,444 of the February Follow-On Warrants via the alternative cashless exercise option.

On September 8, 2023, the Company issued an aggregate of 5,701 shares of common stock and warrants (“September Follow-On Warrants”) to purchase an aggregate of 6,212 shares of common stock pursuant to an underwriting agreement between the Company and Maxim and raised approximately $3.1 million of gross proceeds. The September Follow-On Warrants became exercisable on September 8, 2023 to purchase one share of common stock at an exercise price of $550.00 per share and will expire on September 8, 2028. Also on September 8, 2023, the Company issued warrants to Maxim to purchase up to 270 shares of common stock at an exercise price of $605.00 per share (the “Representative’s Warrants”). These warrants are initially exercisable on the later to occur of (i) the effective date of an increase in our authorized shares of common stock in an amount sufficient to permit the exercise in full of the Representative’s Warrants or (ii) March 6, 2024 and will expire on September 7, 2028.

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Common Stock

The Company has authorized 100,000,000 shares of common stock with $0.0001 par value. As of December 31, 2024 and 2023, 1,065,402 and 11,411 shares of common stock were issued and outstanding, respectively. During the years ended December 31, 2024 and 2023 the Company issued 1,053,991 and 10,686 shares of common stock, respectively, as summarized below:

Number of Shares

Issuances of common stock in public offerings	8,939
Issuance of common stock for Directors' fees	14
Issuances of common stock to employees and consultants	10
Issuances of common stock for warrant exercises	1,722
Common stock issued during the year ended December 31, 2023	10,686

Number of Shares

Issuances of common stock in public offering	267,106
Sale of common stock pursuant to Equity Distribution Agreement	7,268
Exercises of warrants	751,320
Issuances of common stock to employees and consultants	25,241
Issuance of common stock as payment for severance	140
Issuance of common stock to round up shares due to stock split	2,916
Common stock issued during the year ended December 31, 2024	1,053,991

Summary table of common stock share transactions:
Shares outstanding at December 31, 2022	725
Common stock issuances	10,686
Shares outstanding at December 31, 2023	11,411
Common stock issuances	1,053,991
Shares outstanding at December 31, 2024	1,065,402

Stock-Based Compensation

On January 18, 2022 in connection with the IPO, the board of directors (the “Board”) approved the Edible Garden AG Incorporated 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan provides for equity incentive compensation for employees, non-employee directors, and any other individuals who perform services for the Company. The number of shares initially available for grant under the 2022 Plan was 100. A variety of discretionary awards are authorized under the 2022 Plan, including stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. The vesting of such awards may be conditioned upon either a specified period of time or the attainment of specific performance goals as determined by the administrator of the 2022 Plan. The option price and terms are also subject to determination by the administrator with respect to each grant.

On June 8, 2023 the stockholders of the Company approved the First Amendment to the 2022 Plan, which increased the number of shares of common stock reserved for issuance thereunder by 30 shares and extended the term of the 2022 Plan until June 8, 2033.

On August 21, 2024, the stockholders of the Company approved the Second Amendment to the 2022 Plan to: (i) increase the number of shares of common stock reserved for issuance thereunder by 26,000 shares, (ii) update the recoupment provisions of the 2022 Plan to be consistent with the Company’s Policy for the Recovery of Erroneously Awarded Compensation, and (iii) extend the term of the 2022 Plan until August 21, 2034.

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During the year ended December 31, 2024, the Company issued 25,241 restricted stock awards to employees and consultants of the Company as compensation. We recognized stock-based compensation expense of $144,408 for the awards, which vested immediately. Also, during the year ended December 31, 2024, the Company issued 140 shares of common stock with a fair value of $25,000 for payment of accrued severance.

Shares available for future stock compensation grants totaled 1,258 at December 31, 2024.

Warrants

The following table summarizes transactions involving the Company’s outstanding warrants to purchase common stock for the years ended December 31, 2024 and 2023:

	Warrants (Underlying Shares)	Weighted-Average Exercise Price Per Share

Outstanding December 31, 2022	251	$75,585.00
Warrants issued in public offerings	10,367	489.20
Warrants exercised	(3,444)	250.00
Outstanding December 31, 2023	7,174	3,227.31
Warrants issued in public offerings	2,638,683	14.92
Warrants exercised	(901,520)	4.47
Outstanding at December 31, 2024	1,744,337	$25.82

During the year ended December 31, 2024, the Company issued 2,638,683 warrants to purchase common shares in connection with public offerings. Additionally, the Company issued 901,520 shares of common stock to the holders who exercised 901,520 warrants to purchase common shares.

During the year ended December 31, 2023, the Company issued warrants to purchase 10,367 common shares in connection with public offerings. Additionally, the Company issued 1,722 shares of common stock to the holders who exercised 3,444 of the February Follow-On Warrants via the alternative cashless exercise option.

NOTE 9 – LEASES

Management determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. Such assets are classified as right-of-use assets (“lease assets”) with a corresponding lease liability.

Finance and operating lease assets and liabilities are recorded at commencement at the present value of future minimum lease payments over the expected lease term. As the implicit discount rate for the present value calculation is not determinable in most of the Company’s leases, management uses the Company’s incremental borrowing rate based on the information available at commencement of the lease. The expected lease terms include options to extend the lease when it is reasonably certain the Company will exercise such options. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

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Operating Lease

On October 1, 2024, we acquired Edible Garden Corp. (“EGC”) from Unrivaled Brands, Inc., our former parent company, for the nominal price of $1.00. At our inception, we acquired substantially all of the assets of EGC from Unrivaled Brands, Inc., except for the lease agreement between EGC and Whitetown Realty, LLC (the “Landlord”), made as of December 30, 2014 (the “Lease Agreement”), as amended by a lease extension agreement between EGC and the Landlord dated September 10, 2019 (the “Lease Extension,” together with the Lease Agreement, the “Lease”), for a 5-acre greenhouse location in Belvidere, New Jersey. As a result, prior to October 1, 2024, we operated the New Jersey property through an informal arrangement with EGC in which the Company effectively rented the property on a month-to-month basis with no set term. On October 1, 2024, upon the closing of the acquisition of EGC, we assumed the Lease and became subject to its terms. The Lease has a term that commenced on January 1, 2015 and ends on December 31, 2029. Under the terms of the Lease, we will pay the Landlord a monthly lease payment of approximately $22,000 in 2025.

During the year ended December 31, 2024, total operating lease cost was $310,648, of which $242,526 was associated with short-term leases. During the year ended December 31, 2023, total operating lease cost was $295,809, of which $188,769 was associated with short-term leases.

The table below presents total operating lease assets and lease liabilities as of December 31, 2024 and 2023:

	(in thousands)
	December 31,	December 31,
	2024	2023
Operating lease assets	$1,202	$35
Current maturities of operating lease liabilities	$212	$34
Long-term operating lease liabilities	$992	$-

The table below presents the maturities of operating lease liabilities as of December 31, 2024:

(in thousands)
Operating
Leases
2025	267
2026	270
2027	273
2028	276
2029	279
Total lease payments	1,365
Less: discount	(161)
Total operating lease liabilities	$1,204

Other information related to the operating lease term and discount rate is as follows:

December 31,
2024
Weighted-average remaining lease term (years)	5.0
Interest rate	5.0%

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Finance Leases

The Company has finance leases for various vehicles with terms of approximately 3 years. The Company’s finance lease agreements do not contain any material non-lease components, residual value guarantees, or material restrictive covenants.

The table below presents total finance lease assets and lease liabilities as of December 31, 2024 and 2023:

	(in thousands)
	December 31,	December 31,
	2024	2023
Financing lease assets	$114	$-
Current maturities of finance lease liabilities	$41	$-
Long-term finance lease liabilities	$75	$-

The components of finance lease expense are as follows:

		(in thousands)
		Year Ended,
	Classification on the Statement of Operations	December 31, 2024	December 31 2023
Finance lease cost:
Amortization of right-of-use assets	Selling, general and administrative expenses	$22	$-
Interest on finance lease liabilities	Interest expense, net	7	-
Total finance lease cost		$29	$-

The table below presents the maturities of operating lease liabilities as of December 31, 2023:

(in thousands)
Financing
Leases
2025	52
2026	52
2027	30
Total lease payments	134
Less: interest	(18)
Total finance lease liabilities	$116

Other information related to finance lease terms and discount rate is as follows:

December 31,
2024
Weighted-average remaining lease term (years)	2.5
Interest rate	10.5%

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NOTE 10 – TAX EXPENSE

The components of deferred income tax assets and (liabilities) are as follows:

	(in thousands)
	December 31,	December 31,
	2024	2023
Deferred tax assets:
Net operating losses	$12,268	$8,734
Accrued expenses	40	12
Reserves & Allowances	61	50
Gross deferred tax assets	12,369	4,086

Valuation allowance	(12,140)	(8,277)

Total deferred tax assets	229	367

Deferred tax Liabilities:
Depreciable asset basis differences	(229)	(519)

Total deferred tax liabilities	(229)	(519)

Net deferred tax assets (liabilities)	$-	$-

The Company did not incur income tax expense or benefit for the years ended December 31, 2024 or 2023. The reconciliation between the Company’s effective tax rate and the statutory tax rate is as follows:

	Years Ended
	December 31, 2024	December 31, 2023

Expected income tax benefit at statutory tax rate, net	$(2,321)	$(2,140)

State taxes (net of federal tax benefits):	-	(714)
Increase in valuation allowance	2,306	2,577
Debt forgiveness	-	15
ERC refunds	-	247
Other	15	15

Reported income tax expense (benefit)	$-	$-

The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company’s financial position, results of operations or cash flows.  Accordingly, the Company has not recorded any reserves, or related accruals or uncertain income tax positions as of December 31, 2024.

Federal and New Jersey tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a change in ownership of the Company, as defined by Internal Revenue Code Section 382 (Section 382).  The Company does not believe a change in ownership, as defined by Section 382, has occurred but a formal study has not been completed.

The Company has net operating loss carryforwards for federal and New Jersey income tax purposes of approximately $41,856,628 and $ 38,647,933, respectively, as of December 31, 2024. The federal net operating loss carryforwards, if not utilized, will carryover indefinitely. The state net operating loss carryforwards, if not utilized, will expire beginning in 2040.

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NOTE 11 – COMMITMENTS AND CONTINGENCIES

From time to time, we may be party to or otherwise involved in legal proceedings arising in the ordinary course of business. Management does not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material adverse effect on our business, results of operations or financial condition.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operating in 2020. For the years ended December 31, 2024 and 2023, we incurred net losses of $11.1 million and $10.2 million, respectively. We expect to experience further significant net losses in the foreseeable future. As of December 31, 2024, we had cash available for operations of $3.5 million. We have not been able to generate sufficient cash from operating activities to fund our ongoing operations. Since our inception, we have raised capital through our issuance of debt and equity securities. Our future success is dependent upon our ability to achieve profitable operations and generate cash from operating activities. There is no guarantee that we will be able to generate enough revenue and/or raise capital to support our operations.

We will be required to raise additional funds through public or private financing, additional collaborative relationships or other arrangements until we are able to raise revenue and reduce costs to a point of positive cash flow. We are evaluating various options to further reduce our cash requirements to operate at a reduced rate, as well as options to raise additional funds, including obtaining loans and selling securities. There is no guarantee that we will be able to generate enough revenue and/or raise capital to support our operations, or if we are able to raise capital, that it will be available to us on acceptable terms, on an acceptable schedule, or at all.

The issuance of additional securities may result in a significant dilution in the equity interests of our current stockholders. Obtaining loans, assuming these loans would be available, will increase our liabilities and future cash commitments. There is no assurance that we will be able to obtain further funds required for our continued operations or that additional financing will be available for use when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will not be able to meet our other obligations as they become due and we will be forced to scale down or perhaps even cease our operations.

The risks and uncertainties surrounding our ability to continue our business with limited capital resources raise substantial doubt as to our ability to continue as a going concern for twelve months from the issuance of these financial statements.

NOTE 13 – SEGMENT REPORTING

The Company is not organized by multiple operating segments for the purpose of making operating decisions or    assessing performance. Accordingly, the Company operates in one reportable operating segment. The Company’s principal decision makers are the Chief Executive Officer and its interim Chief Financial Officer. Management believes that its business operates as one reportable segment because: a) the Company measures profit and loss as a whole; b) the principal decision makers do not review information based on any operating segment; c) the Company does not maintain discrete financial information on any specific segment and d) the Company has not chosen to organize its business around different products and services. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

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NOTE 14 – SUBSEQUENT EVENTS

Equity Distribution Agreement

On January 31, 2025, the Company entered into an Equity Distribution Agreement (the “2025 EDA”) with Maxim, as sales agent, pursuant to which the Company may, from time to time, issue and sell shares (the “Shares”) of its common stock through Maxim in an at-the-market offering for an aggregate offering price of up to $2,516,470. Under the terms of the 2025 EDA, Maxim may sell the Shares at market prices by any method that is deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act of 1933, as amended. The offering of shares of our common stock pursuant to the 2025 EDA will terminate upon the earliest of (i) January 31, 2026, (ii) the sale of all Shares provided for in the prospectus supplement related to this offering, and (iii) the termination of the EDA by written notice of the Company or Maxim.

Subject to the terms and conditions of the 2025 EDA, Maxim will use its commercially reasonable efforts to sell the Shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the Shares and may at any time suspend sales under the 2025 EDA or terminate the 2025 EDA in accordance with its terms. The Company has provided Maxim with customary indemnification rights, and Maxim will be entitled to a fixed commission of 3.5% of the aggregate gross proceeds from the Shares sold. The Company has agreed to reimburse Maxim for the fees and disbursements of its counsel, payable upon execution of the 2025 EDA, in an amount not to exceed $30,000 in connection with the establishment of this at-the-market offering program, in addition to certain ongoing fees of its legal counsel.

Nasdaq Compliance

On February 12, 2025, The Company received written notification (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Nasdaq Hearing Panel (the “Panel”) granted the Company an extension for the Company to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of at least $1.00 per share, until March 31, 2025, subject to additional conditions outlined in the Notice.  The extension by the Panel is contingent on us achieving certain milestones and notifying Nasdaq of such achievement. If the Company is not successful at satisfying these milestones within the prescribed time, the Panel may revoke the extension. There can be no assurance that we will ultimately meet all applicable criteria for continued listing on Nasdaq. The Panel may determine to delist our securities from Nasdaq.

Proposed Transaction with the Narayan Group

On March 4, 2025, we announced that we are continuing our pursuit of acquiring the Narayan Group, a sustainable food producer based in Slovenia with operations in Europe and Asia. In connection with the proposed transaction, on February 12, 2025, we advanced the Narayan Group $190,000 to support its operations and the Narayan Group issued a promissory note in favor of us in the principal amount of $190,000. The promissory note accrues interest at a rate of 6.0% per annum until June 30, 2025, after which interest will accrue at a rate of 10.0% per annum if the parties have not entered into a definitive agreement with respect to the proposed transaction. In that event, the Narayan Group is obligated to pay the outstanding principal and accrued interest in 12 equal monthly installments beginning on July 1, 2025.

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Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized, and reported, within the time periods specified in Securities and Exchange Commission (“Commission”) rules and forms. We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and the interim Chief Financial Officer (“CFO”) of the effectiveness of its disclosure controls and procedures. Based on that evaluation, the CEO and interim CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2024 at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

During the most recent fiscal quarter, the Company implemented changes to its internal control over financial reporting designed to enhance its financial reporting processes. These changes were made in connection with management’s ongoing assessment of the Company’s internal control environment and are intended to strengthen controls over financial reporting. The key enhancements include:

1.

Segregation of Duties – The Company implemented a formal segregation of duties framework across the accounting, finance, and financial statement preparation functions. This initiative is designed to reduce the risk of material misstatement and enhance oversight by ensuring that key financial tasks, including transaction processing, reconciliations, and financial reporting, are assigned to different personnel with appropriate oversight mechanisms.

2.

Formalization of Finance and Accounting Policies and Procedures – The Company established and documented comprehensive finance and accounting policies and procedures to promote consistency, accuracy, and compliance with applicable financial reporting requirements. These policies provide clear guidelines for financial transactions, approval processes, reconciliations, and financial statement preparation, further strengthening the control environment.

Management believes that these enhancements will contribute to the continued integrity and reliability of the Company’s financial reporting. Other than the improvements noted above, there were no other material changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management, including the CEO and interim CFO, will continue to monitor and evaluate the effectiveness of the Company’s internal controls and make further enhancements as necessary to maintain a strong control environment. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our CEO and interim CFO, are responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our  CEO and interim CFO, and is implemented by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of their inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and interim CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 version of the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit non-accelerated filers to provide only the management’s report in their annual reports on Form 10-K.

Item 9B. OTHER INFORMATION

None.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth certain information regarding our directors and executive officers as of March 25, 2025:

Name	Age	Position
James E. Kras	56	Chief Executive Officer, President, Treasurer, Secretary and Director
Kostas Dafoulas	45	Interim Chief Financial Officer
Pamela DonAroma	69	Director
Mathew McConnell	66	Director
Ryan Rogers	43	Director

James E. Kras. Mr. Kras is one of our founders and has served as Chief Executive Officer and a director since our inception in March 2020. Mr. Kras served as President and Chief Marketing Officer of Edible Garden Corp., a wholly-owned subsidiary of Unrivaled Brands (formerly Terra Tech), from March 2016 to March 2020. Prior to that service, Mr. Kras held senior leadership positions in marketing at global leaders Ajinomoto, a multinational food and biotechnology corporation, and The Bountiful Company (formerly The Nature’s Bounty Company), a producer of dietary supplements. Mr. Kras started his career on Madison Avenue in advertising with various global advertising and marketing companies including Grey Advertising and Carat Interactive a subsidiary of Dentsu International. Mr. Kras is the nephew of Pamela DonAroma, one of our directors. As our Chief Executive Officer and one of our founders, Mr. Kras brings to the Board extensive knowledge of our products, structure, and culture as well as years of expertise in the industry.

Kostas Dafoulas. Mr. Dafoulas has served as our interim Chief Financial Officer since January 2024. He previously served as a consultant to us on behalf of CapConnect+, Inc. (“CapConnect”) to provide financial reporting and related services. Mr. Dafoulas also serves as Head of Advisory & Finance at CapConnect, where he has served since September 2021. Mr. Dafoulas previously served as Treasurer at Semrush, Inc. from April 2020 to September 2021. From December 2017 to April 2020, Mr. Dafoulas was Director of Treasury at Circle Internet Financial, as well as Head of Finance for Poloniex, a subsidiary of Circle.

Pamela DonAroma. Ms. DonAroma has served as one of our directors since April 2023 and as Chief Executive Officer and President of Futures Inc. since its inception in 1989. Futures Inc. is a non-profit organization that advocates for individuals with disabilities through professional development, community-based education and employment opportunities. In her position at Futures Inc., Ms. DonAroma is responsible for all aspects of agency communication, development, human resource management, governmental compliance, accreditation, and financial operations. Ms. DonAroma is the aunt of our James Kras, our Chief Executive Officer. Ms. DonAroma was chosen to serve as a director because of her extensive leadership experience and experience in building out an organization and serving on government-appointed boards in Connecticut, as well as her certification as a Master Gardener, which we believe will be important as we ramp up our organizational buildout.

Mathew McConnell. Mr. McConnell has served as one of our directors since May 2022. Mr. McConnell has served as Head of US Equity Capital Markets at BancTrust & Co. Investment Bank, an investment bank, since April 2024. Prior to this, Mr. McConnell served as a part-time consultant at CapConnect from July 2023 to April 2024. Mr. McConnell previously served as Chief Executive Officer of Marco Polo Securities, Inc.’s MPS Chaperone and Distribution business from February 2020 to September 2022. In this position, he oversaw international equities, trading, and capital markets processes for this U.S. broker-dealer offering cross-border regulatory and distribution solutions to a robust network of local securities firms across the world. From 2018 to 2020, Mr. McConnell served as Managing Director, Head of Equity Capital Markets of Tellimer (Exotix Capital), a financial brokerage firm, including as a member of its U.S. executive committee. Prior to Tellimer, Mr. McConnell was Head of Capital Markets at Auerbach Grayson, a financial brokerage firm, from 2014 to 2018. Mr. McConnell was chosen to serve as a director because of his extensive international financial and capital markets experience, which we believe will be important as we implement our growth strategy.

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Ryan Rogers. Mr. Rogers has served as one of our directors since May 2022 and has spent nearly two decades working in the food retail industry in various merchandising, sales and sourcing positions. Mr. Rogers is the founder of Retail Optics, a consulting firm focused on navigating complex problems within the retail space and has served as president since February 2022. From June 2021 until February 2022, he served as client business manager and business development manager for FDM Sales, a brand development organization helping accelerate growth for food and beverage brands. Prior to joining FDM Sales, Mr. Rogers spent 18 years at Target Corp, a retail corporation, where he held merchandising and sourcing roles of increasing responsibility within its food division, including produce buyer, where he led the growth strategy for packaged salads, vegetarian, and healthy snacking. Mr. Rogers was chosen to serve as a director because of his extensive experience in our industry and his ability to help organizations like ours accelerate growth.

Family Relationships

Except as noted in the biographies above, there are no family relationships between any director or executive officer.

CORPORATE GOVERNANCE

Our Board consists of James Kras, Pamela DonAroma, Mathew McConnell, and Ryan Rogers.

Board Committees

Our Board has established three standing committees: the audit committee, the compensation committee, and the nominating and governance committee. Each of these committees consist solely of independent directors. Our audit committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act.

Audit Committee

The audit committee is responsible for, among other matters:

•	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm the independence of its members from its management;
•	reviewing with our independent registered public accounting firm the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;
•	coordinating the oversight by our Board of our code of ethics and our disclosure controls and procedures;
•	maintaining procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and
•	reviewing and approving related-person transactions.

Mathew McConnell, Pamela DonAroma and Ryan Rogers serve on the audit committee and meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and Nasdaq rules. Mr. McConnell serves as the Chair of the audit committee. Mr. McConnell qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

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Compensation Committee

The compensation committee is responsible for, among other matters:

•	reviewing key employee compensation goals, policies, plans and programs;
•	reviewing and approving the compensation of our directors and executive officers;
•	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and
•	appointing and overseeing any compensation consultants or advisors.

Pamela DonAroma, Mathew McConnell, and Ryan Rogers serve on the compensation committee and meet the definition of “independent director” for purposes of serving on a compensation committee under Nasdaq rules. Mr. Rogers serves as the Chair of the compensation committee.

Nominating and Governance Committee

The nominating and governance committee is responsible for assisting the Board in identifying qualified individuals to become directors, in determining the composition of the Board and in monitoring the process to assess Board effectiveness. Ryan Rogers, Pamela DonAroma, and Mathew McConnell serve on the nominating and governance committee and Ms. DonAroma is the Chair of the nominating and governance committee.

Board Leadership Structure

Our Board and management believe that the choice of whether the Chair of our Board should be an executive of the Company, or a non-executive or independent director, depends upon a number of factors, taking into account the candidates for the position and the best interests of the Company and its stockholders. Mr. Kras serves as the Board Chair. Mr. Kras’s operating and leadership experience as an officer and director of our company since its inception and a combined nine years of experience with us and our predecessor company made him a compelling choice for Board Chair. Mr. McConnell serves as lead independent director of our Board. As lead independent director, Mr. McConnell presides over the executive sessions of the independent directors and serves as a liaison between the independent directors and our management team.

Risk Oversight

Our Board oversees a company-wide approach to risk management. Our Board will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our Board has ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee oversees management of enterprise risks and financial risks, as well as potential conflicts of interest. Our Board is responsible for overseeing the management of risks associated with the independence of our Board.

Code of Ethics

Our Board has adopted a Code of Ethics that applies to our directors, officers and employees. A copy of this code is available on our website at ediblegardenag.com/investors. We intend to disclose on our website any amendments to the Code of Ethics and any waivers of the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

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Insider Trading Policy

We have adopted an amended and restated insider trading policy designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. The policy applies to all employees, officers and directors of the Company. Key Employees (our directors, executive officers and certain employees who our compliance committee may designate from time to time), may only buy and sell our stock within an open “window period,” which begins 48 hours after the release of the Company’s quarterly or annual financial results and ends on the last day of the next fiscal quarter. Key Employees are prohibited from purchasing or selling our stock if they are in possession of material non-public information, even if it is within the open “window period.” We reserve the right to impose event-specific black-out periods if we deem certain employees or groups to be in possession of non-public information.

Director and Officer Indemnification Agreements

We are party to separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Item 11. EXECUTIVE COMPENSATION

Summary Compensation Table

                The following table provides information regarding the compensation paid for the years ended December 31, 2024 and 2023 to each of the executive officers named below, who are collectively referred to as “named executive officers” elsewhere in this Annual Report on Form 10-K.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)		All Other Compensation ($)		Total ($)
James E. Kras,	2024	300,000		200,000	(1)					500,000
Chief Executive Officer	2023	300,000								300,000
Kostas Dafoulas, Interim Chief Financial Officer	2024	213,100		⸻						213,100
Michael James,	2024	300,000	(3)	⸻		25,000	(4)	300,000	(5)	625,000
Former Chief Financial Officer (2)	2023	300,000		⸻						300,000

(1)	Represents discretionary cash bonuses paid to Mr. Kras in connection with the completion of our best efforts public offerings on May 23, 2024 and September 30, 2024.
(2)	Effective January 25, 2024, Mr. James retired from his positions as Chief Financial Officer, Treasurer, Secretary and Director.
(3)	During the year ended December 31, 2024, Mr. James received $275,000 of salary continuation payments under the Separation Agreement (defined below).
(4)

Represents the grant date fair value computed in accordance with the requirements of accounting for stock-based compensation. The amounts reported in this column have been computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718.

(5)	Represents milestone payments made to Mr. James pursuant to the Separation Agreement during the year ended December 31, 2024.

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Employment Agreements

On August 18, 2021, we entered into an employment agreement with Mr. Kras, which was later amended on January 18, 2022. Pursuant to the employment agreement, Mr. Kras agreed to serve as Chief Executive Officer for a term of two years. The agreement automatically renews for additional one-year periods unless we or Mr. Kras provide written notice prior to the end of the term. Pursuant to the employment agreement, Mr. Kras is entitled to an annual base salary of $300,000, which amount may be increased by the compensation committee or the Board in their discretion. Mr. Kras is eligible to receive an annual cash performance bonus with a target award amount equal to 100% of his base salary in the year of performance (“Performance Bonus”). This Performance Bonus will be based on performance and achievement of Company goals and objectives as defined by the Board or compensation committee. For the years ended December 31, 2024 and 2023, no performance goals were set in advance and no Performance Bonus was awarded to Mr. Kras. In addition, Mr. Kras is entitled to four weeks’ paid time off pursuant to our practices for senior executives, and is entitled to the health, welfare and retirement benefits provided generally to our other employees.

Compensation Arrangements

Mr. Dafoulas, our interim Chief Financial Officer, is compensated based on an engagement letter by and between us and CapConnect dated as of November 6, 2023. Mr. Dafoulas is compensated for the services he provides at rates determined by us and CapConnect.

Potential Payments Upon Termination or Change in Control

Under the employment agreement for Mr. Kras, if he is terminated for cause, resigns without good reason, or his employment ends due to his death or permanent disability, he will be entitled to any earned but unpaid base salary plus accrued benefits earned through the date of termination.

Under the employment agreement for Mr. Kras, in the event of an his termination for a reason other than for cause or if the executive terminates voluntarily under one or more of the specified circumstances that constitute a good reason, Mr. Kras will receive an amount equal to two times his then-current base salary payable monthly, less any required tax withholdings, plus the pro-rata portion of the Performance Bonus earned during the calendar year of termination, and an aggregate amount equal to 12 times the applicable monthly premium for his group medical, dental and vision coverage. In addition, any stock options held by the executive will accelerate and become fully vested, and any restrictions relating to restricted stock or restricted stock units will lapse and become fully vested.

The executives are subject to non-competition and non-solicitation provisions under their employment agreements effective for the period of time equal to the greater of: (i) the period of time during which the executive is receiving any compensation or benefits from us; or (ii) a period of one year following the executive’s termination of employment. In all cases, the executive’s payments and benefits will be reduced, if necessary, to ensure that the payments and benefits to the executive will not be subject to the “golden parachute” excise tax imposed by Section 4999 of the Internal Revenue Code and the payments will be deductible by us.

Mr. James was entitled to and obligated by the same terms as Mr. Kras until entry into his separation agreement. Effective January 25, 2024, Michael James retired from his positions as Chief Financial Officer, Treasurer, Secretary and Director of the Company. In connection with Mr. James’s retirement, on January 24, 2024, the Company and Mr. James entered into a separation agreement (the “Separation Agreement”). Pursuant to the terms of the Separation Agreement, the Company agreed to pay Mr. James separation payments of $300,000 in the form of salary continuation until January 2025. In addition, Mr. James was eligible to earn milestone payments under the Separation Agreement in an aggregate amount up to $300,000 if he completed certain transitional deliverables for the Company. The Company paid $300,000 in milestone payments to Mr. James as of December 31, 2024. The Company granted Mr. James a restricted stock award with a fair value equal to $25,000 as of April 2, 2024.

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Outstanding Equity Incentive Awards at Fiscal Year-End

There were no unvested or unearned stock awards held by our named executive officers as of December 31, 2024 or 2023.

Equity Incentive Plan

Under the Company’s 2022 Equity Incentive Plan (the “Plan”) we may issue up to 1,040 shares of common stock to employees, non-employee directors, and any other individuals who perform services for us. Under the Plan, we may issue awards including options, stock appreciation rights, restricted stock awards, restricted stock units, and other stock-based awards as the Board or compensation committee may determine.

Policies and Practices Related to the Grant of Certain Equity Awards

We historically have not granted stock options to our officers and directors. We have not adopted a formal policy governing the timing of equity awards, including stock options, in relation to the disclosure of material non-public information. The compensation committee does not grant equity awards in anticipation of the release of material non-public information. Similarly, we do not time the release of material nonpublic information based on equity award grant dates.

Director Compensation

In the year ended December 31, 2024, compensation for our non-employee directors included an annual cash retainer of up to $75,000.

The following table sets forth information concerning non-employee director compensation during the year ended December 31, 2024. Refer to the “Summary Compensation Table” above for compensation earned by Mr. Kras in 2024.

Name	Fees earned or paid in cash ($)	Total ($)
Mathew McConnell	74,988	74,988
Ryan Rogers	74,988	74,988
Pamela DonAroma	74,988	74,988

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in this section is presented in accordance with the rules of the SEC. Under these rules, beneficial ownership of a class of capital stock includes (i) any shares over which the person, directly or indirectly, has or shares voting power or investment power, and (ii) any shares the person has the right to acquire within 60 days. If two or more persons share voting power or investment power with respect to specific securities, each person is deemed to be the beneficial owner of those securities. The calculations in this section are based on 1,436,734 shares of common stock outstanding as of March 14, 2025.

72

Beneficial Ownership of More Than 5% of the Company’s Shares

The table below presents certain information as of March 14, 2025 regarding the persons known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage
Dominion Capital LLC(1) 256 West 38th Street, 15th Floor, New York, NY 10018	97,440	6.4%
Armistice Capital, LLC(2) 510 Madison Avenue, 7th Floor, New York, New York 10022	79,793	5.6%

(1)

This information is based on a Schedule 13G/A filed on February 7, 2025 by Dominion Capital LLC (“Dominion”), Dominion Capital GP LLC, Dominion Capital Holdings LLC, Mikhail Gurevich, and Gennadiy Gurevich. As of December 31, 2024, Dominion reports shared voting and dispositive power over the shares indicated in the table, including (i) Class A warrants exercisable for up to 77,600 shares of common stock; (ii) Class B warrants exercisable for up to 19,800 shares of common stock, and (iii) warrants exercisable for up to 40 shares of common stock, of which an aggregate of 97,440 shares of common stock issuable upon exercise of the warrants in any combination may be deemed beneficially owned by Dominion.

(2)

This information is based on a Schedule 13G/A filed on February 14, 2025 by Armistice Capital LLC (“Armistice Capital”) and Steven Boyd. As of December 31, 2024, Armistice Capital and Mr. Boyd report shared voting and dispositive power over the shares indicated in the table. Armistice Capital is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the shares indicated in the table, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

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Beneficial Ownership of Management and Directors

The table below presents certain information regarding the beneficial ownership of our common stock as of March 14, 2025 by:

•	each of our directors;
•	each of our named executive officers; and
•	all of our current directors and executive officers as a group.

Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Unless otherwise indicated, the address for each of the named beneficial owners is c/o Edible Garden AG Incorporated, 283 County Road 519, Belvidere, NJ 07823.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage
James E. Kras	1,469	*
Kostas Dafoulas	—	—
Pamela DonAroma	2	*
Michael James	32	*
Mathew McConnell	86	*
Ryan Rogers	5	*
All directors and executive officers as a group (5 persons)	1,562	*

*	Indicates less than 1%.

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Equity Compensation Plan Information

The following table shows the number of securities that may be issued pursuant to our equity compensation plans (including individual compensation arrangements) as of December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, restricted stock units, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2	(1)	$—	(2)	1,258
Equity compensation plans not approved by security holders	—		—		—
Total	2		$—		1,258

(1)	Represents the number of underlying shares of common stock associated with unvested restricted stock units awarded under the Plan.
(2)	Restricted stock units do not have an exercise price and have been excluded from the calculation of weighted average exercise price.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The following sets forth a summary of transactions since January 1, 2023, or any currently proposed transaction, in which the Company was to be a participant and the amount involved exceeded or exceeds $92,855 (1% of the average of our total assets of the Company for the two most recently completed fiscal years) and in which any related person had or will have a direct or indirect material interest.

Working Capital Funding from Executive Officers

We have historically relied on debt financing from our officers for some of our working capital. On January 6 and January 18, 2023, the Company issued promissory notes with principal amounts of $50,000 and $125,000, respectively, to Mr. James. The notes matured on February 8, 2023 and the Company repaid Mr. James an aggregate of $175,683 in principal and accrued interest.

From time to time, we enter into loans to purchase vehicles that are secured by the vehicle purchased. Some of these loans are also personally guaranteed by our chief executive officer and/or chief financial officer. These loans accrue interest at annual rates ranging from 7.64% to 18.66% and began maturing on dates beginning in April 2024 through February 2028.

Policies and Procedures for Transactions with Related Persons

We have adopted a written policy that our executive officers, directors, beneficial owners of more than 5% of any class of our capital stock, and any members of the immediate family of any of the foregoing persons (a “related party”) are not permitted to enter into a related party transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with a related party in which the related party would have a direct or indirect interest must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances of the transaction available to it, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unrelated third party or to employees under the same or similar circumstances, and the extent of the related party’s interest in the transaction. The written policy requires that, in determining whether to approve or reject a related person transaction, our audit committee must consider, in light of known circumstances, whether the transaction is in or is not inconsistent with, our best interests and those of our stockholders, as our audit committee determines in good faith.

75

Director Independence

Our Board consists of James Kras, Pamela DonAroma, Mathew McConnell, and Ryan Rogers. Ms. DonAroma and Messrs. McConnell and Rogers are considered independent based on the listing standards of Nasdaq. In order to promote open discussion among independent directors, our Board has a policy of regularly conducting executive sessions of independent directors at scheduled meetings led by the lead independent director and at other times requested by other independent directors. Executive sessions do not include directors who are not determined to be independent.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

The following table summarizes the aggregate fees billed for professional services rendered to us by Marcum LLP in the years ended December 31, 2024 and 2023.

	(in thousands)
	2024	2023
Audit Fees(1)	$247.2	$236.9
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	159.7	54.6
Total Fees	$406.9	$291.5

(1)

“Audit Fees” are fees for professional services for the audit of our consolidated financial statements included in our Annual Report on Form 10-K and the review of financial statements included in the Company’s Quarterly Reports on Form 10-Q, or for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)	“Audit-Related Fees” are fees related to assurance and related services that are traditionally performed by an external auditor.
(3)	“Tax Fees” are fees related to tax advice and tax planning.
(4)

“All Other Fees” are billed for any services not included in the first three categories, including services such as reviewing our registration statements and providing related consents, and finance fees.

Pre-Approval Policy

The audit committee has adopted a policy to pre-approve all audit and permissible non-audit services. In its review of non-audit services, the audit committee considers whether the engagement could compromise the independence of our independent registered public accounting firm, whether the reasons of efficiency or convenience is in our best interest to engage our independent registered public accounting firm to perform the services, and whether the service may enhance our ability to manage or control risk or improve audit quality. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Our independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with the pre-approval and the fees for the services performed to date.

76

PART IV

 Item 15. Exhibits and Financial Statement Schedules

We have filed our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K and have listed such financial statements in the Index to Financial Statements included in Item 8.

The following exhibits are incorporated by reference and filed as part of this Annual Report on Form 10-K.

Exhibit		Incorporated by Reference (Unless Otherwise Indicated)
Number	Exhibit Title	Form	File	Exhibit	Filing Date

3.1	Certificate of Incorporation.	Form S-1	333-260655	3.1	November 1, 2021

3.2	Certificate of Amendment to the Certificate of Incorporation filed September 8, 2021.	Form S-1	333-260655	3.2	November 1, 2021

3.3	Certificate of Amendment to the Certificate of Incorporation, filed May 3, 2022.	Form 10-Q	001-41371	3.1	June 21, 2022

3.4	Certificate of Amendment to the Certificate of Incorporation, filed January 24, 2023.	Form 8-K	001-41371	3.1	January 25, 2023

3.5	Certificate of Amendment to Certificate of Incorporation, filed June 8, 2023.	Form 8-K	001-41371	3.1	June 9, 2023

3.6	Certificate of Amendment to the Certificate of Incorporation, filed November 7, 2023.	Form 8-K	001-41371	3.1	November 9, 2023

3.7	Certificate of Amendment to the Certificate of Incorporation, filed April 1, 2024.	Form 8-K	001-41371	3.1	April 2, 2024

3.8	Certificate of Amendment to the Certificate of Incorporation, filed February 26, 2025.	Form 8-K	001-41371	3.1	February 27, 2025

3.9	Amended and Restated Bylaws of Edible Garden AG Incorporated.	Form S-1/A	333-260655	3.4	December 21, 2021

3.10	Amendment No. 1 to the Amended and Restated Bylaws of Edible Garden AG Incorporated.	Form 8-K	001-41371	3.1	January 26, 2024

4.1	Common Stock Purchase Warrant, dated October 7, 2021.	Form S-1	333-260655	10.17b	November 1, 2021

4.2	Form of Subsequent Evergreen Common Stock Purchase Warrant.	Form S-1/A	333-260655	10.17d	March 24, 2022

4.3	Form of Warrant dated May 9, 2022.	Form S-1	333-268800	4.1	December 15, 2022

4.4	Warrant Agency Agreement, dated as of May 9, 2022, between the Company and American Stock Transfer & Trust Company, LLC.	Form 8-K	001-41371	4.2	May 10, 2022

4.5	Form of Representative’s Warrant dated May 9, 2022.	Form 8-K	001-41371	4.1	May 10, 2022

77

4.6	Form of Warrant dated February 7, 2023.	Form 8-K	001-41371	4.1	February 8, 2023

4.7	Warrant Agency Agreement dated as of February 7, 2023 between the Company and American Stock Transfer & Trust Company, LLC.	Form 8-K	001-41371	4.3	February 8, 2023

4.8	Form of Representative’s Warrant dated February 7, 2023.	Form 8-K	001-41371	4.2	February 8, 2023

4.9	Form of Warrant dated September 8, 2023.	Form 8-K	001-41371	4.1	September 11, 2023

4.10	Form of Representative’s Warrant dated September 8, 2023.	Form 8-K	001-41371	4.2	September 11, 2023

4.11	Warrant Agency Agreement dated as of September 7, 2023 between the Company and Equiniti Trust Company, LLC.	Form 8-K	001-41371	4.3	September 11, 2023

4.12	Form of Class A Warrant dated May 23, 2024.	Form 8-K	001-41371	4.1	May 29, 2024

4.13	Form of Class B Warrant dated May 23, 2024.	Form 8-K	001-41371	4.2	May 29, 2024

4.14	Form of Pre-Funded Warrant dated May 23, 2024.	Form 8-K	001-41371	4.3	May 29, 2024

4.15	Warrant Agency Agreement dated as of May 23, 2024 between the Company and Equiniti Trust Company, LLC.	Form 8-K	001-41371	4.4	May 29, 2024

4.16	Form of Placement Agent Warrant dated May 23, 2024.	Form 8-K	001-41371	4.5	May 29, 2024

4.17	Form of Class A Warrant dated September 30, 2024.	Form 8-K	001-41371	4.1	October 4, 2024

4.18	Form of Class B Warrant dated September 30, 2024.	Form 8-K	001-41371	4.2	October 4, 2024

4.19	Form of Pre-Funded Warrant dated September 30, 2024.	Form 8-K	001-41371	4.3	October 4, 2024

4.20	Warrant Agency Agreement dated as of September 30, 2024 between the Company and Equiniti Trust Company, LLC.	Form 8-K	001-41371	4.4	October 4, 2024

4.21	Form of Placement Agent Warrant dated September 30, 2024.	Form 8-K	001-41371	4.5	October 4, 2024

4.22	Form of Class A Warrant dated December 23, 2024.	Form 8-K	001-41371	4.1	December 26, 2024

4.23	Form of Class B Warrant dated December 23, 2024.	Form 8-K	001-41371	4.2	December 26, 2024

78

4.24	Description of Securities.	Form 10-K	001-41371	4.12	April 1, 2024

10.1+	Executive Employment Agreement, by and between the Company and James E. Kras, dated as of August 18, 2021.	Form S-1	333-260655	10.15	November 1, 2021

10.2+	First Amendment to Executive Employment Agreement, by and between the Company and James E. Kras, dated as of January 18, 2022.	Form S-1/A	333-260655	10.27	January 19, 2022

10.3+	Executive Employment Agreement, by and between the Company and Michael C. James, dated as of August 18, 2021.	Form S-1	333-260655	10.16	November 1, 2021

10.4+	First Amendment to Executive Employment Agreement, by and between the Company and Michael C. James, dated as of January 18, 2022.	Form S-1/A	333-260655	10.28	January 19, 2022

10.5+±	Separation Agreement, dated January 24, 2024, between Edible Garden AG Incorporated and Michael James.	Form 8-K	001-41371	10.2	January 26, 2024

10.6+	Edible Garden AG Incorporated 2022 Equity Incentive Plan.	Form S-1/A	333-260655	10.22	January 19, 2022

10.7+	First Amendment to the Edible Garden AG Incorporated 2022 Equity Incentive Plan.	Form 8-K	001-41371	10.1	June 9, 2023

10.8+	Second Amendment to the Edible Garden AG Incorporated 2022 Equity Incentive Plan.	Form 8-K	001-41371	10.1	August 23, 2024

10.9+	Form of Director Restricted Stock Award Agreement under the Edible Garden AG Incorporated 2022 Equity Incentive Plan.	Form 10-Q	001-41371	10.6	November 10, 2022

10.10+	Form of Indemnification Agreement.	Form 8-K	001-41371	10.1	January 26, 2024

10.11	Secured Promissory Note by the Company in favor of Sament Capital Investments, Inc., dated March 30, 2020.	Form S-1	333-260655	10.3	November 1, 2021

10.12	Assignment Agreement, dated November 15, 2023, by and between Sament Capital Investments, Inc. and the Assignees.	Form 10-K	001-41371	10.11	April 1, 2024

10.13	Form of Letter Agreement by and between the Company and the investor party thereto Regarding Prepayment of Secured Promissory Note Originally Issued to Sament Capital Investments, Inc.	Form 8-K	001-41371	10.3	September 27, 2024

79

10.14	Promissory Note, by and between 2900 Madison Ave Holdings, LLC and NJD Investments, LLC, dated as of August 31, 2022.	Form 8-K	001-41371	10.2	September 6, 2022

10.15	Mortgage, by and between 2900 Madison Ave Holdings, LLC and NJD Investments, LLC, dated as of August 30, 2022.	Form 8-K	001-41371	10.3	September 6, 2022

10.16	Security Agreement, by and between 2900 Madison Ave Holdings, LLC and NJD Investments, LLC, dated as of August 30, 2022.	Form 8-K	001-41371	10.4	September 6, 2022

10.17	Guaranty, by Edible Garden AG Incorporated, dated as of August 30, 2022.	Form 8-K	001-41371	10.5	September 6, 2022

10.18	Equity Distribution Agreement, dated February 6, 2024, by and between Edible Garden AG Incorporated and Maxim Group LLC.	Form 8-K	001-41371	1.1	February 7, 2024

10.19±#	Purchase Agreement: Fresh Cut Herbs & Basil, dated as of January 1, 2024, by and between the Company and Meijer Distribution, Inc.	Form 8-K	001-41371	10.1	February 12, 2024

10.20±#	Purchase Agreement: Potted Herbs & Wheatgrass, dated as of January 1, 2024, by and between the Company and Meijer Distribution, Inc.	Form 8-K	001-41371	10.2	February 12, 2024

10.21	Amended and Restated Standard Merchant Cash Advance Agreement, dated as of May 3, 2024, by and between the Company and Cedar Advance LLC.	Form 8-K	001-41371	10.1	May 8, 2024

10.22	Standard Merchant Cash Advance Agreement, dated as of December 4, 2024, by and between the Company and Cedar Advance LLC.	Form 8-K	001-41371	10.1	December 10, 2024

10.23±	Lease Agreement, made as of December 31, 2014, by and between Edible Garden Corp. and Whitetown Realty, LLC.	Form 8-K	001-41371	10.1	October 4, 2024

10.24±	Lease Extension Agreement, dated September 10, 2019, by and between Edible Garden Corp. and Whitetown Realty, LLC.	Form 8-K	001-41371	10.2	October 4, 2024

10.25	Equity Distribution Agreement, dated January 31, 2025, by and between Edible Garden AG Incorporated and Maxim Group LLC.	Form 8-K	001-41371	1.1	January 31, 2025

19.1	Edible Garden AG Incorporated Amended and Restated Insider Trading Policy.	__	__	__	Filed herewith

21.1	List of Subsidiaries.	__	__	__	Filed herewith

80

23.1	Consent of Marcum LLP, Independent Registered Public Accounting Firm.	__	__	__	Filed herewith

24.1	Power of Attorney (included on signature page hereto).	__	__	__	Filed herewith

31.1	Certification of the Principal Executive Officer.	__	__	__	Filed herewith

31.2	Certification of the Principal Financial Officer.	__	__	__	Filed herewith

32.1	Section 1350 Certifications.	__	__	__	Filed herewith

97	Policy for the Recovery of Erroneously Awarded Compensation.	Form 10-K	001-41371	97	April 1, 2024

101.INS	Inline XBRL Instance Document.	__	__	__	Filed herewith

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	__	__	__	Filed herewith

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	__	__	__	Filed herewith

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	__	__	__	Filed herewith

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	__	__	__	Filed herewith

101.PRE

The following financial statements from the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Stockholder’s Deficit, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

		__	__	__	Filed herewith

104	Cover Page Interactive Data File	___	__	__	Filed herewith

+	Management contract or compensatory arrangement.
±	Certain information has been omitted from this exhibit in reliance upon Item 601(a)(5) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.
#

Certain portions of this exhibit have been omitted (indicated by asterisks) pursuant to Item 601(b) of Regulation S-K because the omitted information is (i) not material and (ii) the type of information that the Company treats as private or confidential.

Item 16. Form 10-K Summary

None.

81

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EDIBLE GARDEN AG INCORPORATED

By:	/s/ James E. Kras
James E. Kras
Chief Executive Officer and President (principal executive officer)

Date: March 31, 2025

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints James E. Kras and Kostas Dafoulas, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this annual report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James E. Kras	Chief Executive Officer, President and Director	March 31, 2025
James E. Kras	(principal executive officer)

/s/ Kostas Dafoulas	Interim Chief Financial Officer,	March 31, 2025
Kostas Dafoulas	(principal financial and accounting officer)

/s/ Pamela DonAroma	Director	March 31, 2025
Pamela DonAroma

/s/ Mathew McConnell	Director	March 31, 2025
Mathew McConnell

/s/ Ryan Rogers	Director	March 31, 2025
Ryan Rogers

82

Stockholder and Corporate Information

James E. Kras

Director since March 2020

Chief Executive Officer, President, Treasurer, Secretary and Chairman of the Board

Edible Garden AG Incorporated

Kostas Dafoulas

Interim Chief Financial Officer since January 2024

Interim Chief Financial Officer, Edible Garden AG Incorporated

Head of Advisory & Finance at CapConnect+, Inc.

Pamela DonAroma

Director since April 2023

Chief Executive Officer and President

Futures Inc., a non-profit organization advocating for individuals with disabilities

Mathew McConnell

Director since May 2022

Head of US Equity Capital Markets

BancTrust & Co. Investment Bank, a boutique investment banking group focused on emerging markets

Ryan Rogers

Director since May 2022

Founder

Retail Optics, a consulting firm focused on navigating complex problems within the retail space

A copy of the Company’s 2024 Annual Report on Form 10-K, including the financial statements and the financial statement schedules, as filed with the Securities and Exchange Commission will be provided without charge to any stockholder upon written request to our Secretary at 282 County Road 519, Belvidere, New Jersey 07823 or by calling (908) 750-3953.

EDIBLE GARDEN AG INCORPORATED

283 County Road 519

Belvidere, New Jersey 07823

ediblegardenag.com